P R O S P E C T U S
                               2,700,000 Shares

                               Engle Homes, Inc.

                                 Common Stock
                               ----------------
     All of the shares of Common Stock offered hereby (the "Equity Offering") are being sold by Engle Homes, Inc. ("Engle" or the "Company"). The Common Stock is quoted on The Nasdaq National Market under the symbol "ENGL." On January 27, 1998, the last reported sale price of the Common Stock as reported on The Nasdaq National Market was $13.88 per share. See "Price Range of Common Stock."

     Concurrently with the Equity Offering, the Company is offering
$100,000,000 aggregate principal amount of 9-1/4% Senior Notes due 2008 (the "1998 Notes") by means of a separate prospectus (the "Notes Offering" and together with the Equity Offering, the "Offerings"). The consummation of the Equity Offering and the consummation of the Notes Offering are not conditioned upon each other. See "Description of Certain Indebtedness."
                               ----------------
  SEE "RISK FACTORS" BEGINNING ON PAGE 9 OF THIS PROSPECTUS FOR A DISCUSSION
    OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS
                      OF THE COMMON STOCK OFFERED HEREBY.
                               ----------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
================================================================================

                               UNDERWRITING
               PRICE TO        DISCOUNTS AND     PROCEEDS TO
                PUBLIC        COMMISSIONS(1)      COMPANY(2)
--------------------------------------------------------------------------------
Per Share      $     13.50       $      .74       $     12.76
--------------------------------------------------------------------------------
Total(3)       $36,450,000       $1,998,000       $34,452,000
================================================================================

(1) For information regarding indemnification of the Underwriters, see "Underwriting."

(2) Before deducting expenses estimated at $600,000, which are payable by the Company.
(3) The Company has granted the Underwriters a 30-day option to purchase up to 405,000 additional shares of Common Stock on the same terms as set forth above solely to cover over-allotments, if any. See "Underwriting." If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will be $41,917,500, $2,297,700 and $39,619,800, respectively.
                               ----------------
     The shares of Common Stock are being offered by the several Underwriters named herein, subject to prior sale, when, as and if delivered to and accepted by them and subject to certain conditions. It is expected that the shares of Common Stock offered hereby will be available for delivery on or about February 2, 1998, at the office of Smith Barney Inc., 333 West 34th Street, New York,
New York 10001.
                               ----------------
Salomon Smith Barney
                     Jefferies & Company, Inc.
                                               Southeast Research Partners, Inc.

January 28, 1998

[Appearing on page 2 and the inside back cover of the Prospectus will be 4 color pictures of homes offered by the Company in several of the Company's markets and a map showing such markets.]






CERTAIN PERSONS PARTICIPATING IN THE OFFERINGS MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE SECURITIES OFFERED HEREBY, INCLUDING OVER-ALLOTMENT, STABILIZING TRANSACTIONS, SYNDICATE SHORT COVERING TRANSACTIONS AND PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

IN CONNECTION WITH THE EQUITY OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON NASDAQ IN ACCORDANCE WITH RULE 103 UNDER REGULATION M. SEE "UNDERWRITING."


                             SAFE HARBOR STATEMENT
     The Company wishes to take advantage of the safe harbor provisions included in the Private Securities Litigation Reform Act of 1995. Accordingly, in addition to historical information, this Prospectus contains certain forward-looking statements, including, but not limited to, statements regarding the Company's future financial performance and financial condition. These statements involve a number of risks and uncertainties. Any forward-looking statements made by the Company herein are not guarantees of future performance, and actual results may differ materially from those in such forward-looking statements as a result of various factors, including but not limited to, those referred under "Risk Factors" herein.

                              PROSPECTUS SUMMARY


     THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS APPEARING ELSEWHERE IN THIS PROSPECTUS OR INCORPORATED BY REFERENCE HEREIN. UNLESS THE CONTEXT INDICATES OTHERWISE, THE TERMS "COMPANY" AND "ENGLE" AS USED IN THIS PROSPECTUS REFER TO ENGLE HOMES, INC., ITS PREDECESSORS AND ITS SUBSIDIARIES. UNLESS OTHERWISE INDICATED, THE INFORMATION IN THIS PROSPECTUS ASSUMES THAT THE UNDERWRITERS' OVER-ALLOTMENT OPTION HAS NOT BEEN EXERCISED. FISCAL YEAR REFERENCES ARE TO THE RESPECTIVE FISCAL YEAR ENDED OCTOBER 31.


                                  THE COMPANY


     Engle Homes, Inc. designs, constructs, markets and sells detached single-family residences, townhomes, patio homes and condominiums to entry level and move-up buyers, retirees and second-home, seasonal buyers. Engle operates in nine geographic markets: Broward County, Palm Beach County and Martin County in South Florida; Orlando in Central Florida; Tampa, Sarasota, Naples and Fort Myers on the west coast of Florida; Denver, Colorado; Dallas, Texas; Virginia and Maryland; Raleigh, North Carolina; Phoenix, Arizona; and Atlanta, Georgia. The Company offers a variety of home styles at prices ranging from approximately $80,000 to over $400,000 with an average sales price in fiscal 1997 of approximately $203,000. In addition, the Company operates a mortgage company which provides mortgages primarily to its home buyers in all of its geographic markets and a title company which provides services to its home buyers and third parties in Florida and Denver, Colorado.


     Engle is a leading Florida homebuilder. The Company believes that it is the number two and number four builder of single-family homes in South Florida and Central Florida, respectively, based on revenues from unit closings for the twelve months ended June 30, 1997. Florida is the number one homebuilding state in the United States in terms of total housing starts. In addition, Florida is currently the fourth largest state based upon total population and has consistently ranked among the top four states in population growth over the past seven decades.


     Since 1993, Engle has expanded into eight of the top 20 homebuilding markets in the nation through both start-up operations and the acquisition of a homebuilder in Denver, Colorado. In fiscal 1997, approximately 32% of the Company's revenues from home sales were generated outside of the Florida markets as compared to none in fiscal 1993. Most recently, in fiscal 1997 Engle entered both the Phoenix, Arizona and Atlanta, Georgia markets through start-up operations.


     Over the past five years, the Company's total revenues have grown from $137.4 million in fiscal 1993 to $425.3 million in fiscal 1997, with annual net income growing from $6.3 million to $13.5 million over the same period, representing compound annual growth rates of 33% and 21%, respectively. The Company's fiscal 1997 total revenues of $425.3 million and net income of $13.5 million were the highest in the Company's history. The number of homes delivered increased from 797 in fiscal 1993 to 1,992 in fiscal 1997. At the end of fiscal 1997, Engle was marketing homes in 68 communities.


                               BUSINESS STRATEGY


     Engle believes that its success has been due to its market-oriented approach which it applies to each of the following: (i) identifying new markets; (ii) acquiring land; and (iii) diversifying its product offerings and price ranges to appeal to most segments of the home buying public. Engle believes that this strategy enables it to respond more rapidly to changing market conditions.


     EXPAND IN EXISTING AND NEW MARKETS. The Company has successfully expanded its operations through both start-up operations in new and existing markets and the acquisition of a homebuilder in Denver, Colorado. Within its existing markets, the Company believes that it is able to gain greater market share by increasing the number of residential projects, thereby leveraging its existing management structure and enhancing profitability through economies of scale. As part of its strategy to further diversify geographically, the Company continually seeks and evaluates market expansion opportunities, including potential acquisitions of homebuilding companies. The Company seeks to expand into geographic markets with significant single-family home permit activity, substantial job growth, a diversified economy and an availability of strong management with local market expertise. Since its initial public offering in January 1992, the Company has expanded into eight new geographic markets.


     OFFER A BROAD SELECTION OF PRODUCTS. The Company designs its homes to appeal to a wide variety of home buyers, including entry level and move-up buyers, retirees and second-home, seasonal buyers. Accordingly, the Company offers a number of home styles and price ranges at various locations in each market, including golf and waterfront communities in certain markets. Engle's product offerings include semi-custom estate homes, detached single-family residences, townhomes, semi-detached patio-homes/ duplexes and condominiums. Management believes that the Company's long-standing policy of product diversification enables it to respond more rapidly to changing market conditions.


     SELECTIVELY ACQUIRE LAND. The Company maintains a land acquisition policy designed to enhance profitability and return on capital while minimizing the risks associated with investments in land. Engle seeks to identify and acquire superior locations in each market and offer a number of communities with diverse products and sales prices. The Company prefers to acquire improved residential lots ready for construction by entering into option contracts, whenever possible, or through outright purchases. The Company also acquires tracts of land that require site improvements prior to the start of home construction. Occasionally, Engle purchases larger parcels of undeveloped land suited for master-planned communities, primarily in South Florida. When acquiring larger parcels, the Company typically contracts to sell portions of improved or unimproved land to other builders as a source of additional revenue thereby reducing the Company's investment. In addition, when economically advantageous to the Company, Engle enters into partnership or joint venture agreements with other major homebuilders to purchase and develop well located parcels of land. The Company generally purchases land only after required zoning entitlements have been obtained.


     MAINTAIN STRINGENT COST CONTROLS. The Company believes that maintaining stringent cost controls is a key factor in achieving profitability. The Company seeks to reduce its costs and risks by (i) obtaining required zoning entitlements prior to purchasing land, (ii) using subcontractors to perform home construction and site improvement work on a fixed price basis, (iii) minimizing inventory of unsold homes, (iv) improving construction cycle time for new homes, (v) using its position as a leading homebuilder to obtain national volume discounts on construction materials and favorable pricing from subcontractors and (vi) maintaining a sophisticated management information system that allows it to monitor homebuilding production, scheduling and budgeting on a daily basis.


     COMMITMENT TO CUSTOMER SATISFACTION. The Company is dedicated to providing customer satisfaction through quality construction and customer service. Divisional managers are responsible for the quality of construction and the level of customer satisfaction in their respective divisions.


     EXPERIENCED MANAGEMENT WITH DECENTRALIZED OPERATING STRUCTURE. To serve the needs of each of its markets, the Company relies upon the expertise of its division managers, each of whom has significant experience in the homebuilding industry. In order to align corporate and divisional profit goals, division managers receive bonuses based on the return on assets of their respective divisions. The division managers benefit from Engle's corporate expertise in sales and marketing, land acquisition and financial services and its centralized accounting department. The Company believes that this interaction between the divisional managers and corporate management provides enhanced operating results.

                              RECENT DEVELOPMENTS

     On October 17, 1997, the Company announced the early redemption of $15.0 million principal amount of its 7% Convertible Subordinated Notes due 2003 (the "1993 Notes"). On November 18, 1997, the Company redeemed $14.6 million aggregate principal amount of the 1993 Notes at a price of 104.2% of the principal amount thereof, plus accrued interest. As a result of such redemption, 1,042,432 shares of Common Stock will be eliminated from consideration in calculating diluted earnings per share after fiscal 1997. An extraordinary charge of approximately $600,000 (net of income tax benefit) will be recorded in the first quarter of fiscal 1998 for the early retirement of the 1993 Notes. Prior to the redemption, $406,000 aggregate principal amount of the 1993 Notes called for redemption were converted by the holders into 28,996 shares of Common Stock and an additional $75,000 aggregate principal amount of the 1993 Notes were converted into 5,357 shares. After November 18, 1997 and prior to the date of this Prospectus, an additional $89,000 principal amount of the 1993 Notes were converted into 6,355 shares of Common Stock. The Company intends to use a portion of the net proceeds of the Equity Offering to fund the redemption of all of the remaining outstanding principal amount of the 1993 Notes which are not converted into Common Stock on or prior to the date of redemption. See "Use of Proceeds" and "Capitalization."

     On January 26, 1998, the Company issued a press release reporting that it expects the number of homes closed during the first quarter of fiscal 1998 to be lower than the first quarter of fiscal 1997 and current analysts' expectations. As a result, the Company expects revenues from home sales and profits from its homebuilding operations to be lower in the first quarter of fiscal 1998 as compared to the first quarter of fiscal 1997 and current analysts' expectations. This decline is primarily attributable to a decreased level of backlog at the beginning of the first quarter of fiscal 1998 and timing differences related to certain of the Company's communities. However, the Company expects fully diluted earnings per share for the first quarter of fiscal 1998 to be slightly above fully diluted earnings per share for the prior year period. The Company also reported that new homes sales contracts have been strong during the first quarter of fiscal 1998 and are expected to increase by more than 30% as compared to the prior year period. As a result, the Company expects that its backlog of new homes under contract at January 31, 1998 will exceed the Company's backlog at January 31, 1997 by 5% to 10%. See "Management's Discussion and Analysis of Financial Conditions and Results of Operations--Overview."

     The Company is currently in discussions with a group of banks to obtain an unsecured revolving credit facility to be used for working capital and general corporate purposes. If obtained, the new facility would be used to replace all of the Company's existing lines of credit, other than its financial services debt.

     The Company has reached a non-binding agreement in principle to acquire substantially all of the assets of a Jacksonville, Florida based homebuilder. The Company believes that this acquisition would complement its existing presence in Florida and further strengthen its position as a leading Florida homebuilder. Pursuant to the proposed acquisition, the Company would pay an aggregate cash purchase price of approximately $7.0 million, depending on the final valuation of the assets being acquired. The assets include approximately 100 lots, 230 lots under option and 35 homes in backlog. In addition, ancillary to the consummation of the proposed acquisition, the Company would enter into an option agreement whereby, at the Company's option, the Company would acquire substantially all of the assets of a related management company on or prior to March 31, 1999 for an aggregate cash purchase price of approximately $4.6 million. Consummation of the proposed acquisition is subject to a number of conditions, including (i) the negotiation and execution of definitive purchase and management agreements, (ii) the Company's satisfactory completion of its due diligence investigation, and (iii) approval by the Company's Board of Directors. Although the Company is in the process of negotiating definitive documentation and conducting its due diligence investigation, there can be no assurance that the proposed acquisition will be consummated.

     The principal executive offices of the Company are located at 123 N.W. 13th Street, Suite 300, Boca Raton, Florida 33432, and its telephone number is
(561) 391-4012.

                              THE EQUITY OFFERING

Common Stock offered  ...............   2,700,000 shares

Common Stock to be outstanding
 after the Equity Offering  .........   9,672,401 shares(1)

Nasdaq National Market symbol  ......   ENGL

Use of proceeds .....................   The net proceeds of the Equity Offering will be
                                        used to redeem the remaining outstanding principal
                                        amount of the 1993 Notes which are not converted
                                        by the holders into Common Stock on or prior to
                                        the date of redemption, to repay outstanding
                                        amounts under certain of the Company's lines of
                                        credit and any remainder for general corporate
                                        purposes. See "Use of Proceeds."

Dividend Policy .....................   The Company has declared $.04 per share quarterly
                                        cash dividends in each fiscal quarter since the fiscal
                                        quarter ended April 30, 1992. The Company
                                        presently intends to continue to declare and pay
                                        quarterly cash dividends equal to $.04 per share of
                                        Common Stock. The payment of cash dividends
                                        will be at the discretion of the Board of Directors
                                        of the Company and will depend upon, among
                                        other things, results of operations, capital
                                        requirements, the Company's financial condition
                                        and such other factors as the Board of Directors
                                        may consider. There can be no assurance as to the
                                        amount, if any, or timing of cash dividends. See
                                        "Dividend Policy."

----------------
(1) Excludes (i) 1,059,716 shares of Common Stock issuable upon conversion of 1993 Notes which the Company plans to call for redemption following the consummation of the Equity Offering, and (ii) 606,500 shares of Common Stock subject to outstanding options as of October 31, 1997, of which options to purchase 502,000 shares were exercisable on that date. The 1993 Notes are callable at 103.5% of the principal amount thereof as of March 1, 1998 and have a conversion price of $14.00 per share (an effective conversion price, excluding accrued interest, of $14.49). The closing sale price of the Common Stock as reported on The Nasdaq National Market on January 27, 1998, was $13.88.

                              CONCURRENT OFFERING

     Concurrently with the Equity Offering, the Company is offering $100,000,000 aggregate principal amount of the 1998 Notes by means of a separate prospectus. The consummation of the Equity Offering and the consummation of the Notes Offering are not conditioned upon each other. See "Description of Certain Indebtedness." The net proceeds of the Notes Offering will be used to repay outstanding amounts under certain of the Company's lines of credit. See "Use of Proceeds."

                                  RISK FACTORS

     Investment in the Common Stock involves certain risks discussed under "Risk Factors" that should be considered by prospective investors.

         SUMMARY HISTORICAL AND PRO FORMA FINANCIAL AND OPERATING DATA

                 (Dollars in thousands, except per share data)

                                                           YEAR ENDED OCTOBER 31,
                                                  -----------------------------------------
                                                    1993          1994          1995
                                                  ------------- ------------- -------------
STATEMENT OF OPERATIONS DATA:
 Home sales  ....................................  $ 133,970     $ 215,716     $ 216,059
 Cost of home sales   ...........................    112,352       183,752       184,888
                                                   ---------     ---------     ---------
  Homebuilding gross profit .....................     21,618        31,964        31,171
                                                   ---------     ---------     ---------
 Land sales  ....................................        611         2,931        20,964
 Cost of land sales   ...........................        498         2,577        17,332
                                                   ---------     ---------     ---------
  Land gross profit   ...........................        113           354         3,632
                                                   ---------     ---------     ---------
 Financial services income, net   ...............        558           898         1,158
 Other income, net ..............................      2,247         1,358         1,573
                                                   ---------     ---------     ---------
  Total gross profit  ...........................     24,536        34,574        37,534
                                                   ---------     ---------     ---------
 Selling, marketing, general and
   administrative expenses  .....................     12,741        19,993        24,466
 Depreciation and amortization ..................      1,677         2,402         3,532
                                                   ---------     ---------     ---------
  Income before income taxes   ..................     10,118        12,179         9,536
 Provision for income taxes .....................      3,820         4,604         3,624
                                                   ---------     ---------     ---------
 Net income(3)  .................................  $   6,298     $   7,575     $   5,912
                                                   =========     =========     =========
 Net income per share--fully diluted(3) .........  $    0.81     $    0.96     $    0.74
 Weighted average number of shares outstanding--
  fully diluted .................................      8,131         8,817         9,132
OTHER FINANCIAL DATA:
 EBITDA(5)   ....................................  $  15,924     $  22,293     $  19,972
 Interest incurred ..............................      4,068         7,183        13,750
 Ratio of EBITDA to interest incurred   .........       3.91x         3.10x         1.45x
 Ratio of homebuilding debt to EBITDA   .........       4.01x         4.46x         7.38x
 Ratio of earnings to fixed charges(6)  .........       3.14x         2.56x         1.18x
SUMMARY OPERATING DATA:
 Units:
  Deliveries ....................................        797         1,225         1,137
  Backlog at end of period  .....................        687           560           804
 Aggregate sales value of backlog ...............  $ 119,491     $ 108,200     $ 161,900
 Average sales price of homes in backlog   ......        174           193           201



                                                                               PRO FORMA
                                                                               AS ADJUSTED
                                                    1996          1997          1997(1)
                                                  ------------- ------------- --------------
STATEMENT OF OPERATIONS DATA:
 Home sales  ....................................  $ 303,972     $ 404,407      $404,407
 Cost of home sales   ...........................    260,651       345,295       344,890
                                                   ---------     ---------      ---------
  Homebuilding gross profit .....................     43,321        59,112        59,517
                                                   ---------     ---------      ---------
 Land sales  ....................................     17,571         7,685         7,685
 Cost of land sales   ...........................     15,589         7,095         7,095
                                                   ---------     ---------      ---------
  Land gross profit   ...........................      1,982           590           590
                                                   ---------     ---------      ---------
 Financial services income, net   ...............      1,796         2,678         3,858
 Other income, net ..............................      1,485         1,513         1,707(2)
                                                   ---------     ---------      ----------
  Total gross profit  ...........................     48,584        63,893        65,672
                                                   ---------     ---------      ----------
 Selling, marketing, general and
   administrative expenses  .....................     31,906        39,620        39,620
 Depreciation and amortization ..................      2,977         2,374         2,517
                                                   ---------     ---------      ----------
  Income before income taxes   ..................     13,701        21,899        23,535
 Provision for income taxes .....................      5,206         8,431         9,061
                                                   ---------     ---------      ----------
 Net income(3)  .................................  $   8,495     $  13,468      $ 14,474
                                                   =========     =========      ==========
 Net income per share--fully diluted(3) .........  $    1.03     $    1.58      $   1.47(4)
 Weighted average number of shares outstanding--
  fully diluted .................................      9,251         9,246         9,844
OTHER FINANCIAL DATA:
 EBITDA(5)   ....................................  $  28,221     $  40,339      $ 41,519
 Interest incurred ..............................     15,272        15,623        15,154
 Ratio of EBITDA to interest incurred   .........       1.85x         2.58x         2.74x
 Ratio of homebuilding debt to EBITDA   .........       5.39x         3.77x         3.37x
 Ratio of earnings to fixed charges(6)  .........       1.63x         2.40x         2.53x
SUMMARY OPERATING DATA:
 Units:
  Deliveries ....................................      1,567         1,992         1,992
  Backlog at end of period  .....................      1,016           869           869
 Aggregate sales value of backlog ...............  $ 210,300     $ 173,989      $173,989
 Average sales price of homes in backlog   ......        207           200           200


                                                      AS OF OCTOBER 31, 1997
                                                    --------------------------
                                                                 PRO FORMA
                                                     ACTUAL    AS ADJUSTED(7)
                                                    ---------- ---------------
BALANCE SHEET DATA:
 Cash .............................................  $ 16,546   $   20,468
 Homebuilding inventories  ........................   230,108      230,108
 Total assets  ....................................   288,412      294,657(8)
 Homebuilding bank credit facilities   ............    82,064           --
 9-1/4% Senior Notes due 2008  ....................        --      100,000
 11-3/4% Senior Notes due 2000 ....................    40,000       40,000
 7% Convertible Subordinated Notes due 2003  ......    30,000           --
  Total homebuilding debt  ........................   152,064      140,000
  Total debt(9)   .................................   166,593      140,000
 Shareholders' equity   ...........................    93,180      126,454

---------------
(1) Pro forma for (i) the redemption on November 18, 1997, of $14,594,000 aggregate principal amount of the 1993 Notes at a price of 104.2% of the principal amount thereof, plus accrued interest, and the conversion of $570,000 aggregate principal amount of the 1993 Notes into 40,708 shares of Common Stock, (ii) the issuance and sale of the Common Stock in the Equity Offering, (iii) the sale of the 1998 Notes in the Notes Offering, and (iv) the application of the estimated net proceeds from the Offerings as described under "Use of Proceeds" assuming that none of the 1993 Notes are converted by the holders into Common Stock on or prior to the date of redemption, as if each of these transactions had occurred on November 1, 1996. See "Capitalization." The 1993 Notes are callable at 103.5% of the principal amount thereof as of March 1, 1998 and have a conversion price of $14.00 per share (an effective conversion price, excluding accrued interest, of $14.49). The closing sale price of the Common Stock as reported on the Nasdaq National Market on January 27, 1998, was $13.88.
(2) Interest income at an assumed rate of approximately 5% was computed on the excess funds generated from the Offerings in the amount of approximately $3.9 million after application of the estimated net proceeds therefrom as described under "Use of Proceeds."
(3) Effective November 1, 1993, the Company adopted statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes," which requires an asset and liability method of accounting for income taxes. The Company recorded a benefit of $1,332,000 in the first quarter of fiscal 1994 as a cumulative effect on prior years of this accounting change which has been excluded from the calculation of net income. Additionally, pro forma as adjusted net income and income per share exclude the extraordinary charge of $1,142,000, net of income taxes, or $.12 per share on a fully diluted basis, resulting from the elimination of deferred loan costs and the premium paid in connection with the redemption of $14,594,000 aggregate principal amount of the 1993 Notes on November 18, 1997 and the elimination of deferred loan costs and the premium to be paid in connection with the redemption of the remaining $14,836,000 principal amount of the 1993 Notes.
(4) If all of the remaining $14,836,000 principal amount of the 1993 Notes were to be converted into Common Stock prior to being redeemed with the proceeds of the Equity Offering, pro forma as adjusted fully diluted net income per share for fiscal 1997 would have been $1.37 (excluding the extraordinary charge of $598,000, net of income taxes, or $.05 per share, resulting from the elimination of deferred loan costs and the premium paid in connection with the redemption of $14,594,000 aggregate principal amount of the 1993 Notes on November 18, 1997).
(5) EBITDA is defined as income before income taxes, amortization of capitalized interest expense included in the cost of goods sold, depreciation and other amortization. Pro forma as adjusted EBITDA does not include interest income on the excess funds generated from the Offerings. EBITDA is a widely accepted financial indicator of a company's ability to service debt. However, EBITDA should not be construed as an alternative to operating income or to cash flows from operating activities (as determined in accordance with generally accepted accounting principles) and should not be construed as an indication of the Company's operating performance or as a measure of liquidity.
(6) Computed by dividing earnings by fixed charges. "Earnings" consist of income from operations before income taxes, plus amortization of previously capitalized interest included in costs of sales and fixed charges, exclusive of capitalized interest. "Fixed charges" consist of interest costs incurred, including capitalized interest costs plus amortization of loan costs and that portion of operating lease rental expense deemed to be representative of interest.
(7) Pro forma for (i) the redemption on November 18, 1997, of $14,594,000 aggregate principal amount of the 1993 Notes at a price of 104.2% of the principal amount thereof, plus accrued interest, and the conversion of $570,000 aggregate principal amount of the 1993 Notes into 40,708 shares of Common Stock, (ii) the issuance and sale of the Common Stock in the Equity Offering, (iii) the sale of the 1998 Notes in the Notes Offering, and (iv) the application of the estimated net proceeds from the Offerings as described under "Use of Proceeds" assuming that none of the 1993 Notes are converted by the holders into Common Stock on or prior to the date of redemption. See "Capitalization." The 1993 Notes are callable at 103.5% of the principal amount thereof as of March 1, 1998 and have a conversion price of $14.00 per share (an effective conversion price, excluding accrued interest, of $14.49). The closing sale price of the Common Stock as reported on the Nasdaq National Market on January 27, 1998, was $13.88.
(8) Reflects the estimated professional fees and expenses associated with the Notes Offering and the write-off of the unamortized deferred financing costs related to the 1993 Notes. A breakdown of the estimated costs and write-off follows (in thousands):


     Financing fees and debt issuance costs   .................................  $2,375
     Legal and professional fees and other costs ..............................     400
     Write-off of unamortized deferred financing costs (net of income taxes)       (451)
                                                                                 ------
                                                                                 $2,324
                                                                                 ======

(9) Total debt includes financial services debt.

                                  RISK FACTORS


     IN ADDITION TO THE OTHER INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FACTORS SET FORTH BELOW BEFORE PURCHASING ANY SHARES OF COMMON STOCK OFFERED HEREBY.


GENERAL REAL ESTATE, ECONOMIC, INTEREST RATES AND OTHER CONDITIONS


     The homebuilding industry is cyclical and affected by changes in general and local economic and other conditions including employment levels, demographic considerations, availability of financing, interest rate levels, consumer confidence and housing demand. In addition, homebuilders are subject to various risks, many of them outside the control of the homebuilder including competitive overbuilding, availability and cost of building lots, materials and labor, adverse weather conditions which can cause delays in construction schedules, cost overruns, changes in government regulations, and increases in real estate taxes and other local government fees. The Company cannot predict whether interest rates will be at levels attractive to prospective home buyers. If interest rates increase, and in particular mortgage interest rates, the Company's business could be adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Competition and Market Factors."


LEVERAGE; POTENTIAL ADVERSE EFFECT OF INDEBTEDNESS ON FUTURE OPERATIONS


     As of October 31, 1997, after giving effect to (i) the redemption on November 18, 1997, of $14,594,000 aggregate principal amount of the 1993 Notes and the conversion of $570,000 aggregate principal amount of the 1993 Notes,
(ii) the Offerings and (iii) the application of the estimated net proceeds from the Offerings as described under "Use of Proceeds" assuming that none of the 1993 Notes are converted into Common Stock on or prior to the date of redemption, the outstanding indebtedness of the Company would have been $140,000,000 and the Company would have had stockholders' equity of approximately $126,454,000. In addition, subject to restrictions in the indenture (the "1994 Indenture") governing the Company's 11-3/4% Senior Notes due 2000 (the "1994 Notes") and the indenture (the "1998 Indenture") governing the 1998 Notes, the Company may incur additional indebtedness in the future, some of which may be secured. The Company's ability to make required debt service payments in the future will be dependent on the Company's operating results, which are subject to financial, economic and other factors affecting the Company that are beyond its control. No assurance can be given that the Company will be able to make required debt service payments. See "Use of Proceeds" and "Capitalization."


     The degree to which the Company is leveraged could have an adverse impact on the Company, including (i) increased vulnerability to adverse general economic and market conditions, (ii) impaired ability to expand and to respond to increased competition, (iii) impaired ability to obtain additional financing for future working capital, capital expenditures, general corporate or other purposes and (iv) requiring that a significant portion of cash provided by operating activities be used for the payment of debt obligations, thereby reducing funds available for operations and future business opportunities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity and Capital Resources" and "Description of Certain Indebtedness."


GEOGRAPHIC CONCENTRATION; RISKS OF EXPANSION


     The Company's operations are situated in South Florida; Central Florida; the west coast of Florida; Denver, Colorado; Dallas, Texas; Virginia and Maryland; Raleigh, North Carolina; Phoenix, Arizona; and Atlanta, Georgia. Adverse general economic conditions in these markets could have a material adverse impact on the operations of the Company. For fiscal 1997, approximately 68% of the Company's housing revenue and a significant portion of the Company's operating income were derived from operations in its Florida markets. The Company's performance could be significantly affected by changes in these markets. The Company expanded into two new geographic markets, Phoenix, Arizona, and Atlanta, Georgia, in fiscal 1997. New markets may prove to be less stable and may involve delays, problems and expenses not typically found by the Company in the existing markets with which it is familiar. See "Business."


LAND DEVELOPMENT ACTIVITIES


     The Company develops land for some of its subdivisions, which occasionally may consist of large tracts of land suited for master-planned communities. Acquiring land and committing the financial and managerial resources to develop such land involve significant risks. Before a subdivision generates any revenue, material expenditures are required for items such as acquiring land and constructing subdivision infrastructure (such as roads and utilities).


SIGNIFICANT VOTING CONTROL BY PRINCIPAL SHAREHOLDERS


     Following the closing of the Equity Offering and assuming that none of the outstanding 1993 Notes have been converted, Alec Engelstein, the Company's Chairman, President and Chief Executive Officer, and Harry Engelstein, the Company's Executive Vice President and Chief Construction Officer, will together beneficially own a total of approximately 36.9% of the outstanding Common Stock (35.4% if the Underwriters' over-allotment option is exercised in full) and together will continue to have significant voting power with respect to the election of the Board of Directors of the Company, and in general, the determination of the outcome of various matters submitted to the shareholders of the Company for approval.


DEPENDENCE ON KEY EXECUTIVES


     The Company is managed by a relatively small number of executive officers. The loss of the services of one or more of these executive officers, particularly Alec Engelstein, the Company's Chairman, President and Chief Executive Officer, could have an adverse effect on the Company's business and operations. See "Management."


COMPETITION


     The homebuilding industry is highly competitive and fragmented. The Company competes in each of its markets with numerous national, regional and local builders, including some builders with greater financial resources. Builders of new homes compete not only for home buyers, but also for desirable properties, raw materials and skilled subcontractors. The Company also competes for residential sales with individual sales of existing homes and available rental housing. See "Business--Competition and Market Factors."


GOVERNMENTAL REGULATION


     In developing housing communities, the Company must obtain the approval of numerous government authorities regulating such matters as permitted land uses and levels of density, the installation of utility services such as water and waste disposal and the dedication of acreage for open space, parks, schools and other community purposes. Several authorities in Florida and other states have imposed impact fees as a means of defraying the cost of providing certain governmental services to developing areas and the amount of these fees has increased significantly during recent years. Many state laws require the use of specific construction materials which reduce the need for energy-consuming heating and cooling systems. Local governments also, at times, declare moratoriums on the issuance of building permits and impose other restrictions in areas where sewage treatment facilities and other public facilities do not reach minimum standards. The Company is also subject to a variety of Federal, State and local statutes, ordinances, rules and regulations concerning protection of health and the environment. The particular environmental laws which apply to any given community vary greatly according to the community site, the site's environmental conditions and the present and former uses of the site. Prior to consummating the purchase of land, the Company engages independent environmental engineers to evaluate such land for the presence of hazardous or toxic materials, wastes or substances. Such governmental regulation may result in delays, cause the Company to incur substantial compliance and other costs and prohibit or severely restrict development in certain regions or areas, which could have an adverse effect on the Company's business and results of operations. See "Business-- Government Regulation and Environmental Matters."


     To varying degrees, certain permits and approvals will be required to complete the residential developments currently being planned by the Company. The ability of the Company to obtain necessary approvals and permits for these projects is often beyond the Company's control, and could restrict or prevent the development of otherwise desirable property. The length of time necessary to obtain permits and approvals increases the carrying costs of unimproved property acquired for the purpose of development and construction. In addition, the continued effectiveness of permits already granted is subject to factors such as changes in policies, rules and regulations and their interpretation and application.


SHARES ELIGIBLE FOR FUTURE SALE


     Sales of substantial amounts of Common Stock in the public market following the Equity Offering could adversely affect the market price for the Common Stock. The shares of Common Stock offered hereby will be freely tradable by persons who are not affiliates of the Company without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"). Substantially all of the other outstanding shares of Common Stock, other than shares held by officers, directors and other affiliates of the Company, are freely tradable. After the Equity Offering and assuming that none of the outstanding 1993 Notes have been converted, approximately 9,672,401 shares of Common Stock will be outstanding, and directors and officers of the Company will beneficially own approximately 3,880,066 outstanding shares in the aggregate. Pursuant to Rule 144 under the Securities Act ("Rule 144"), shares of Common Stock held by affiliates of the Company are subject to limitations on the volume that may be sold other than sales pursuant to a registration statement under the Securities Act or another applicable exemption from registration thereunder. The Company has also granted certain registration rights to Alec Engelstein and Harry Engelstein pursuant to a registration rights agreement entered into in October 1991. The Company, its directors and executive officers, and certain shareholders have agreed not to offer, sell, transfer or otherwise dispose of any shares of Common Stock or any securities convertible into or exchangeable or exercisable for shares of Common Stock without the prior written consent of Smith Barney Inc. for a period of 120 days after the date of this Prospectus, except for grants of awards under the Company's existing employee benefit plans or issuances of Common Stock upon the exercise of outstanding stock options or conversions of the 1993 Notes. See "Shares Eligible for Future Sale."

                                USE OF PROCEEDS


     The net proceeds to the Company from the sale of the shares of Common Stock in the Equity Offering are estimated to be approximately $33.9 million ($39.0 million if the Underwriters' overallotment option is exercised in full), after deducting the estimated underwriting discounts and offering expenses payable by the Company. The Company intends to use up to approximately $15.4 million of the net proceeds of the Equity Offering to fund the redemption of all of the remaining outstanding principal amount of the 1993 Notes which are not converted into Common Stock on or prior to the date of redemption at a price of 103.5% of the principal amount thereof and to use the remaining net proceeds to repay outstanding amounts under certain of the Company's homebuilding lines of credit (the "Homebuilding Lines of Credit"). To the extent that the 1993 Notes are converted into Common Stock on or prior to the date of redemption, the Company intends to use any remaining net proceeds, first, to repay additional outstanding amounts under the Homebuilding Lines of Credit; second, to repay outstanding amounts under the Company's financial services line of credit (the "Financial Services Line of Credit"); and, any remainder, for general corporate purposes.


     Assuming the Notes Offering, which is expected to occur concurrently with the Equity Offering, is consummated, the net proceeds to the Company from the Notes Offering are estimated to be approximately $97.2 million after deducting the estimated underwriting discounts and offering expenses payable by the Company. The Company intends to use the entire net proceeds of the Notes Offering to repay outstanding amounts under the Homebuilding Lines of Credit.


     The Homebuilding Lines of Credit bear interest at rates ranging from LIBOR plus 3.00% to prime plus .50%, bore a weighted average interest rate of 9.28% per annum during fiscal 1997 and had approximately $112.0 million outstanding at December 31, 1997, of which approximately $19.0 million matures in 1998, approximately $49.4 million matures in 1999, approximately $42.1 million matures in 2000 and approximately $1.4 million matures thereafter. The Financial Services Line of Credit bears interest at a rate of prime minus .25%, bore a weighted average interest rate of 8.125% per annum during fiscal 1997 and had approximately $9.0 million outstanding at December 31, 1997 which matures in April 1998. As of December 31, 1997, after giving effect to the Offerings and the application of the net proceeds therefrom as described above assuming that none of the 1993 Notes are converted into Common Stock on or prior to the date of redemption, no amounts would have been outstanding under the Homebuilding Lines of Credit and approximately $5.3 million would have been outstanding under the Financial Services Line of Credit and approximately $121.0 million and $12.7 million, respectively, would have been available to the Company for additional borrowings thereunder. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and Note 5 to the Company's Consolidated Financial Statements.

                          PRICE RANGE OF COMMON STOCK


     The Common Stock is quoted on The Nasdaq National Market under the symbol "ENGL." The following table sets forth, for the periods indicated, the high and low closing sales price for the Common Stock, as reported on The Nasdaq National Market.


                                                                 HIGH        LOW
                                                                ---------   -------
YEAR ENDED OCTOBER 31, 1996
 Quarter ended January 31   .................................    $ 11.00    $ 8.25
 Quarter ended April 30  ....................................      10.25      7.63
 Quarter ended July 31   ....................................       9.25      5.50
 Quarter ended October 31   .................................       8.50      6.88
YEAR ENDED OCTOBER 31, 1997
 Quarter ended January 31   .................................    $  9.00    $ 8.50
 Quarter ended April 30  ....................................      10.75      8.25
 Quarter ended July 31   ....................................      11.88      9.13
 Quarter ended October 31   .................................      15.50     11.75
YEAR ENDING OCTOBER 31, 1998
 Quarter ending January 31 (through January 27, 1998)  ......    $ 19.50    $13.88

     As of November 7, 1997 there were approximately 75 shareholders of record. The closing sale price of the Common Stock as reported on The Nasdaq National Market on January 27, 1998, was $13.88.



                                DIVIDEND POLICY


     The Company has declared $.04 per share quarterly cash dividends in each fiscal quarter since the fiscal quarter ended April 30, 1992. The Company presently intends to continue to declare and pay quarterly cash dividends equal to $.04 per share of Common Stock. The payment of cash dividends will be at the discretion of the Board of Directors of the Company and will depend upon, among other things, results of operations, capital requirements, the Company's financial condition and such other factors as the Board of Directors may consider. There can be no assurance as to the amount, if any, or timing of cash dividends.


     The Company's loan agreements currently limit the amount of dividends that the Company may pay in any year to no more than 50% of the Company's net income for such year. Generally, the 1994 Indenture provides that the Company may not declare or pay any dividend or make certain other payments or take certain other actions (collectively, "Restricted Payments") unless the aggregate amount of all Restricted Payments declared or made after January 31, 1994 generally does not exceed the sum of (i) 50% of the Company's cumulative Consolidated Net Income (as defined in the 1994 Indenture) since January 31, 1994 plus (ii) cash proceeds to the Company from certain issuances of capital stock of the Company. The 1998 Indenture will contain provisions limiting the payment of dividends which are substantially similar to the provisions in the 1994 Indenture except that cumulative Consolidated Net Income will be calculated from the beginning of the fiscal quarter in which the 1998 Notes are issued.

                                 CAPITALIZATION


     The following table sets forth (i) the actual capitalization of the Company at October 31, 1997, (ii) the pro forma capitalization of the Company at October 31, 1997, after giving effect to the redemption on November 18, 1997 of $14,594,000 aggregate principal amount of the 1993 Notes at a price of 104.2% of the principal amount thereof, plus accrued interest, and the conversion of $570,000 aggregate principal amount of the 1993 Notes into 40,708 shares of Common Stock, as if such events had occurred on October 31, 1997, and
(iii) the pro forma capitalization of the Company as adjusted to reflect the issuance and sale of the Common Stock in the Equity Offering, the sale of the 1998 Notes in the Notes Offering and the application of the estimated net proceeds from the Offerings as described under "Use of Proceeds" assuming that none of the 1993 Notes are converted into Common Stock on or prior to the date of redemption. This table should be read in conjunction with the Company's Consolidated Financial Statements and notes thereto and "Management's Discussion and Analysis of Results of Operations and Financial Condition," each included elsewhere in this Prospectus.



                                                                         AS OF OCTOBER 31, 1997
                                                               -------------------------------------------
                                                                                           PRO FORMA
                                                                ACTUAL      PRO FORMA     AS ADJUSTED
                                                               ----------   -----------   ----------------
                                                                         (AMOUNTS IN THOUSANDS)
Cash  ......................................................   $ 16,546       $ 16,546      $   20,468
                                                               ========      =========      ==========
Debt
 Homebuilding debt
  Bank credit facilities(1)   ..............................   $ 82,064       $ 97,271      $       --
  9-1/4% Senior Notes due 2008 .............................         --             --         100,000
  11-3/4% Senior Notes due 2000   ..........................     40,000         40,000          40,000
  7% Convertible Subordinated Notes due 2003 ...............     30,000         14,836              --
                                                               --------      ---------      ----------
   Total homebuilding debt .................................    152,064        152,107         140,000
                                                               --------      ---------      ----------
 Financial services debt   .................................     14,529         14,529              --
                                                               --------      ---------      ----------
   Total debt  .............................................    166,593        166,636         140,000(2)
                                                               --------      ---------      ------------
Shareholders' equity
 Common stock ($.01 par value, 25,000,000 shares authorized;
   6,931,693 actual shares issued and outstanding; 6,972,401
   shares issued and outstanding pro forma; 9,672,401 shares
   issued and outstanding pro forma as adjusted)(3)   ......         69             70              97
 Additional paid-in capital   ..............................     47,852         48,414          82,013
 Retained earnings(4)   ....................................     45,259         44,663          44,344
                                                               --------      ---------      ------------
   Total shareholders' equity ..............................     93,180         93,147         126,454(2)
                                                               --------      ---------      ------------
Total capitalization .......................................   $259,773       $259,783      $  266,454
                                                               ========      =========      ============

----------------
(1) The Company is currently in discussions with a group of banks to obtain an unsecured revolving credit facility to be used for working capital and general corporate purposes. If obtained, the new facility would be used to replace all of the Company's existing lines of credit, other than financial services debt.

(2) If all of the remaining $14,836,000 aggregate principal amount of the 1993 Notes were to be converted into Common Stock prior to being redeemed with the proceeds of the Equity Offering pursuant to the Company's call for redemption, pro forma as adjusted total debt and total shareholders' equity as of October 31, 1997 would have been $140,000,000 and $141,609,000, respectively. After November 18, 1997 and prior to the date of this Prospectus, an additional $89,000 principal amount of the 1993 Notes were converted into 6,355 shares of Common Stock. The 1993 Notes are callable at 103.5% of the principal amount thereof as of March 1, 1998 and have a conversion price of $14.00 per share (an effective conversion price of $14.49). The closing price of the Common Stock on the Nasdaq National Market on January 27, 1998 was $13.88.

(3) Excludes 606,500 shares of Common Stock subject to outstanding options as of October 31, 1997, of which options to purchase 502,000 shares were exercisable on that date.

(4) Pro forma amount includes an adjustment to reflect the extraordinary charge of approximately $600,000, net of income taxes, resulting from the elimination of deferred loan costs and the premium paid in connection with the redemption of $14,594,000 aggregate principal amount of the 1993 Notes on November 18, 1997.

              SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


     The following selected consolidated financial and operating data of the Company were derived from the Company's consolidated financial statements as of and for the years ended October 31, 1993 through 1997 which have been audited by BDO Seidman, LLP, independent certified public accountants. The information presented below should be read in conjunction with the Company's Consolidated Financial Statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus or incorporated by reference herein.


                                                                             YEARS ENDED OCTOBER 31,
                                                      ---------------------------------------------------------------------
                                                        1993          1994          1995          1996          1997
                                                      ------------- ------------- ------------- ------------- -------------
STATEMENT OF OPERATIONS DATA:
Revenues   ..........................................  $ 137,386     $ 224,459     $ 244,528     $ 332,088     $ 425,295
Costs and expenses:
 Cost of sales--homes  ..............................    112,352       183,752       184,888       260,651       345,295
 Cost of sales--land   ..............................        498         2,577        17,332        15,589         7,095
 Selling, marketing, general & administrative  ......     12,741        19,993        24,466        31,906        39,620
 Depreciation & amortization ........................      1,677         2,402         3,532         2,977         2,374
 Financial services .................................          0         3,556         4,774         7,264         9,012
                                                       ---------     ---------     ---------     ---------     ---------
 Total costs and expenses ...........................    127,268       212,280       234,992       318,387       403,396
                                                       ---------     ---------     ---------     ---------     ---------
Income before income taxes   ........................     10,118        12,179         9,536        13,701        21,899
                                                       ---------     ---------     ---------     ---------     ---------
Net income(1) .......................................  $   6,298     $   7,575     $   5,912     $   8,495     $  13,468
                                                       =========     =========     =========     =========     =========
Net income per share
 Primary   ..........................................  $    0.95     $    1.13     $    0.85     $    1.20     $    1.94
 Fully diluted   ....................................       0.81          0.96          0.74          1.03          1.58
Weighted average number of shares outstanding
 Primary   ..........................................      6,650         6,674         6,989         7,108         6,951
 Fully diluted   ....................................      8,131         8,817         9,132         9,251         9,246
Cash dividends   ....................................  $   1,064     $   1,066     $   1,109     $   1,109     $   1,109
OTHER FINANCIAL DATA:
 EBITDA(2) ..........................................  $  15,924     $  22,293     $  19,972     $  28,221     $  40,339
 Interest incurred  .................................      4,068         7,183        13,750        15,272        15,623
 Ratio of EBITDA to interest incurred ...............       3.91x         3.10x         1.45x         1.85x         2.58x
 Ratio of earnings to fixed charges(3)   ............       3.14x         2.56x         1.18x         1.63x         2.40x
SUMMARY OPERATING DATA:
 Units:
  Deliveries  .......................................        797         1,225         1,137         1,567         1,992
  Backlog at end of period   ........................        687           560           804         1,016           869
 Aggregate sales value of backlog  ..................  $ 119,491     $ 108,200     $ 161,900     $ 210,300     $ 173,989
 Average sales price of homes in backlog ............        174           193           201           207           200


                                                          AS OF OCTOBER 31,
                                    -------------------------------------------------------------
                                     1993         1994         1995         1996         1997
                                    ----------   ----------   ----------   ----------   ---------
BALANCE SHEET DATA:
 Cash ...........................    $ 27,326     $ 13,121     $ 13,400     $ 21,700    $16,546
 Homebuilding inventories  ......      88,902      138,428      198,664      220,564    230,108
 Total assets  ..................     143,991      188,913      251,918      284,789    288,412
 Total homebuilding debt   ......      63,794       99,428      147,454      152,117    152,064
 Total debt(4) ..................      66,575      102,341      153,927      165,123    166,593
 Shareholders' equity   .........      58,102       66,303       74,106       81,492     93,180

----------------
(1) Effective November 1, 1993, the Company adopted statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes," which requires an asset and liability method of accounting for income taxes. The Company recorded a benefit of $1,332,000 in the first quarter of fiscal 1994 as a cumulative effect on prior years of this accounting change which has been excluded from the calculation of net income.

(2) EBITDA is defined as operating income before amortization of capitalized interest expense included in the cost of goods sold, depreciation and other amortization. EBITDA is a widely accepted financial indicator of a company's ability to service debt. However, EBITDA should not be construed as an alternative to operating income or to cash flows from operating activities (as determined in accordance with generally accepted accounting principles) and should not be construed as an indication of the Company's operating performance or as a measure of liquidity.

(3) Computed by dividing earnings by fixed charges. "Earnings" consist of income from operations before income taxes, plus amortization of previously capitalized interest included in costs of sales and fixed charges, exclusive of capitalized interest costs. "Fixed Charges" consist of interest costs incurred, including capitalized interest costs plus amortization of loan costs and that portion of operating lease rental expense deemed to be representative of interest.

(4) Total debt includes financial services debt.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


     THE FOLLOWING DISCUSSION OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS IS BASED UPON AND SHOULD BE READ IN CONJUNCTION WITH THE COMPANY'S CONSOLIDATED FINANCIAL STATEMENTS AND THE RELATED NOTES THERETO INCLUDED ELSEWHERE IN THIS PROSPECTUS OR INCORPORATED BY REFERENCE HEREIN.


OVERVIEW


     GENERAL. The following table sets forth for the years indicated certain items of the Company's Consolidated Financial Statements expressed as a percentage of the Company's total revenues:



                                                                      PERCENTAGE OF TOTAL REVENUES
                                                                         YEAR ENDED OCTOBER 31,
                                                                  ------------------------------------
                                                                   1995         1996         1997
                                                                  ----------   ----------   ----------
Sales of homes ................................................      88.4%        91.5%        95.1%
Sales of land  ................................................       8.6          5.3          1.8
Rent and other ................................................       0.6          0.5          0.4
Financial services income  ....................................       2.4          2.7          2.7
                                                                    -----        -----        -----
  Total  ......................................................     100.0%       100.0%       100.0%
                                                                    =====        =====        =====
Cost of sales--homes ..........................................      75.6         78.5         81.2
Cost of sales--land  ..........................................       7.0          4.7          1.7
Selling, marketing, general and administrative expenses  ......      10.0          9.6          9.3
Income before income taxes ....................................       3.9          4.1          5.1
Net income  ...................................................       2.4          2.6          3.2

     The following tables set forth information relating to homes closed, new sales contracts and sales backlog by operating division for fiscal years 1995, 1996 and 1997.



                                                  YEAR ENDED OCTOBER 31,
                             -----------------------------------------------------------------
                                     1995                   1996                  1997
                             --------------------   --------------------   -------------------
HOMES CLOSED                 CLOSED     PERCENT     CLOSED     PERCENT     CLOSED     PERCENT
--------------------------   --------   ---------   --------   ---------   --------   --------
South Florida ............       513      45.1%         624      39.8%         847      42.4%
Central Florida  .........       244      21.5          343      21.9          386      19.4
West Coast Florida  ......        56       4.9           66       4.2           84       4.2
Dallas, TX ...............        57       5.0          107       6.8          173       8.7
Denver, CO ...............       243      21.4          269      17.2          334      16.8
Virginia/Maryland   ......        18       1.6          102       6.5          103       5.2
Raleigh, NC   ............         6       0.5           56       3.6           64       3.2
Phoenix, AZ   ............        --        --           --        --            1       0.1
                                 ---      ----          ---      ----          ---      ----
Total   ..................     1,137       100%       1,567       100%       1,992       100%
                               =====      ====        =====      ====        =====      ====


                                                  YEAR ENDED OCTOBER 31,
                             -----------------------------------------------------------------
                                     1995                   1996                  1997
                             --------------------   --------------------   -------------------
NEW SALES CONTRACTS           SOLD      DOLLARS      SOLD      DOLLARS      SOLD      DOLLARS
--------------------------   -------   ----------   -------   ----------   -------   ---------
                                                  (DOLLARS IN THOUSANDS)
South Florida ............      698    $139,000        643    $141,200        628     $135,100
Central Florida  .........      268      48,700        378      70,500        365       69,200
West Coast Florida  ......       60      11,700         81      12,200        153       25,400
Dallas, TX ...............       62      12,500        179      30,200        148       23,800
Denver, CO ...............      217      40,500        318      59,600        346       67,800
Virginia/Maryland   ......       41      10,400        111      24,700        110       27,600
Raleigh, NC   ............       35       7,000         69      14,000         37        7,700
Phoenix, AZ   ............        -           -          -           -         58       11,500
                                ---    --------        ---    --------        ---     --------
Total   ..................    1,381    $269,800      1,779    $352,400      1,845     $368,100
                              =====    ========      =====    ========      =====     ========

                                                  YEAR ENDED OCTOBER 31,
                             -----------------------------------------------------------------
                                     1995                   1996                  1997
                             --------------------   --------------------   -------------------
SALES BACKLOG                HOMES      DOLLARS     HOMES      DOLLARS     HOMES      DOLLARS
--------------------------   -------   ----------   -------   ----------   -------   ---------
                                                  (DOLLARS IN THOUSANDS)
South Florida ............     540     $110,800        559    $126,500       340      $ 72,600
Central Florida  .........     130       23,500        165      31,000       144        28,400
West Coast Florida  ......      25        4,900         39       5,800       108        18,000
Dallas, TX ...............      18        3,600         90      14,500        63         9,900
Denver, CO ...............      37        7,300         86      15,700       100        19,400
Virginia/Maryland   ......      25        6,100         34       8,000        41        10,900
Raleigh, NC   ............      29        5,700         43       8,800        16         3,400
Phoenix, AZ   ............       0            0          0           0        57        11,400
                               ---     --------        ---    --------       ---      --------
Total   ..................     804     $161,900      1,016    $210,300       869      $174,000
                               ===     ========      =====    ========       ===      ========

     BACKLOG. Sales of the Company's homes are generally made pursuant to a standard contract which requires a down payment. The contract includes a financing contingency which permits the customer to cancel in the event mortgage financing at prevailing interest rates (including financing arranged by the Company) is unobtainable within a specified period, typically four to six weeks. The Company includes an undelivered home sale in its backlog upon execution of the sales contract and receipt of the down payment. Revenue is recognized only upon the closing and delivery of a home. The Company estimates that the average period between the execution of a purchase agreement for a home and delivery is approximately four to six months.


     As of October 31, 1997, the Company's backlog was $174.0 million (869 contracts) as compared to $210.3 million (1,016 contracts) as of October 31, 1996. Excluding South Florida, the Company's backlog increased to $101.4 million (529 contracts) as of October 31, 1997 from $83.8 million (457 contracts) as of October 31, 1996, an increase of 21% (or 16% based on contracts). The overall decline in the Company's backlog as of October 31, 1997 may lead to fewer closings and correspondingly reduced revenues from home sales in subsequent quarters of fiscal 1998 which may also lead to reduced profits from its homebuilding operations for such quarters. See "Prospectus Summary--Recent Developments."


     The Company believes that the decline in South Florida backlog can be attributed to two primary factors: (i) timing differences between recently completed subdivisions and the opening of new subdivisions, and (ii) the success of its pre-sale contract activity at Pembroke Falls prior to October 31, 1996. As is common practice for large projects, the Company began pre-sale activity at Pembroke Falls prior to October 31, 1996 so that it could begin home construction on that project immediately upon completion of site development.


RESULTS OF OPERATIONS


     YEAR ENDED OCTOBER 31, 1997 COMPARED TO YEAR ENDED OCTOBER 31, 1996.


     The Company's revenues from home sales during fiscal 1997 increased $100.4 million (or 33.0%) compared to fiscal 1996. The number of homes delivered by the Company increased 27.1% (to 1,992 from 1,567) and the average selling price of homes delivered increased 4.6% (to $203,000 from $194,000). The increase of revenues and homes delivered is primarily attributable to a higher percentage of backlog being delivered during fiscal 1997. Management believes that changes in the average selling price of homes delivered from period to period are attributable to discrete factors at each of its subdivisions, including product mix and premium lot availability, and cannot be predicted for future periods with any degree of certainty.

     The Company's revenues from land sales decreased approximately $9.9 million (or 56.3%) during fiscal 1997 as compared to fiscal 1996 primarily as a result of a decrease in commercial and multi-family land sales at Pembroke Falls.


     Cost of home sales increased approximately $84.6 million (or 32.5%) compared to fiscal 1996, primarily due to the related increase in home sales revenues. Cost of home sales as a percentage of home sales decreased to 85.3% from 85.7% as a result of the product mix of homes delivered.


     Cost of land sales decreased approximately $8.5 million (or 54.5%) during fiscal 1997 as compared to fiscal 1996, primarily as a result of the decrease in land sales. Costs of land sales as a percentage of land sales increased to 92.3% from 88.7%, which was primarily attributable to lower margin single family lots available for sale. Margins from land sales at Pembroke Falls in fiscal 1997 were comparable to fiscal 1996.


     The Company's selling, marketing, general and administrative ("S,G&A") expenses increased approximately $7.7 million (or 24.2%) during fiscal 1997 as compared to fiscal 1996, primarily as a result of variable selling costs associated with the greater number of homes closed and an increase in selling expenditures related to an increase in the number of residential subdivisions. S,G&A expenses as a percentage of total revenues decreased from 9.6% in fiscal 1996 to 9.3% in fiscal 1997, primarily due to certain economies of scale.


     Fiscal 1997 income before income taxes increased $8.2 million (or 59.8%) as compared to fiscal 1996, primarily due to the increase in home sales revenues.


     YEAR ENDED OCTOBER 31, 1996 COMPARED TO YEAR ENDED OCTOBER 31, 1995.


     The Company's revenues from home sales during fiscal 1996 increased $87.9 million (or 40.7%) compared to fiscal 1995. The number of homes delivered by the Company increased 37.8% (to 1,567 from 1,137) and the average selling price of homes delivered increased 2.1% (to $194,000 from $190,000). The increase of revenues and homes delivered is primarily attributable to the record backlog of homes under contract at the beginning of fiscal 1996 and improved sales activity in all homebuilding divisions as compared to fiscal 1995. Management believes that changes in the average selling price of homes delivered from period to period are attributable to discrete factors at each of its subdivisions, including product mix and premium lot availability, and cannot be predicted for future periods with any degree of certainty.


     The Company's revenues from land sales decreased approximately $3.4 million (or 16.2%) during fiscal 1996 as compared to fiscal 1995 primarily as a result of a decrease in commercial and multi-family land sales at Pembroke Falls.


     Cost of home sales increased approximately $75.7 million (or 40.9%) compared to fiscal 1995, primarily due to the related increase in home sales revenues. Cost of home sales as a percentage of home sales is consistent with fiscal 1995.


     Cost of land sales decreased approximately $1.7 million (or 10.1%) during fiscal 1996 as compared to fiscal 1995, primarily as a result of the decrease in land sales. Costs of land sales as a percentage of land sales increased to 88.7% from 82.7%, which was primarily attributable to lower margin single family lots available for sale. Margins from land sales at Pembroke falls in fiscal 1996 were comparable to fiscal 1995.


     The Company's S,G&A expenses increased approximately $7.4 million (or 30.4%) during fiscal 1996 as compared to fiscal 1995, primarily as a result of selling costs associated with the greater number of homes closed and an increase in selling expenditures related to an increase in the number of residential subdivisions. S,G&A expenses as a percentage of total revenues decreased from 10.0% in fiscal 1995 to 9.6% in fiscal 1996, primarily due to economies of scale.


     Fiscal 1996 income before income taxes increased $4.2 million (or 43.7%) as compared to fiscal 1995, primarily due to the increase in home sales revenues.


LIQUIDITY AND CAPITAL RESOURCES


      GENERAL. The Company's financing needs depend upon its construction volume, asset turnover and land acquisitions. Prior to the Company's initial public offering, the Company's most significant source of funds were acquisition, development and revolving construction loans provided by financial institutions and seller financing for land purchases. In January 1992, the Company completed an initial public offering of its Common Stock and received net proceeds of approximately $27.3 million. In February 1993, the Company issued an aggregate of $30.0 million principal amount of 7% Convertible Subordinated Notes due 2003 and received net proceeds of approximately $28.7 million. In March 1994, the Company issued an aggregate of $40 million principal amount of 11-3/4% Senior Notes due 2000 and received net proceeds of approximately $38.6 million. The proceeds from these offerings were generally used for repayment of debt, land acquisition and general corporate purposes.


     The Company has two primary credit agreements (the "Agreements") with various lending institutions which at November 13, 1997, provided for a combined $130.0 million collateralized revolving line of credit. Borrowings under these Agreements bear interest at rates ranging from LIBOR plus 2.50% to prime plus .25% at the Company's election. Available borrowings under the Agreements are limited to certain percentages of finished lots, construction costs, land and land under development. The Company is currently in discussions with a group of banks to obtain an unsecured revolving credit facility to be used for working capital and general corporate purposes. If obtained, the new facility would be used to replace all of the Company's existing lines of credit, other than financial services debt.


     At October 31, 1997, the Company had outstanding homebuilding borrowings of approximately $152.1 million, and aggregate available funds of approximately $18.9 million pursuant to various credit lines including the Agreements. The Company believes that funds generated from operations and expected borrowing availability under existing and future bank credit facilities will be sufficient to fund the Company's working capital requirements during fiscal 1998, with the exception of major land acquisitions, if any. For a further description of the Company's borrowings, see Note 5 of the Company's Consolidated Financial Statements.


     On October 17, 1997, the Company announced the early redemption of $15.0 million principal amount of the 1993 Notes. On November 18, 1997, the Company redeemed approximately $14.6 million principal amount of such 1993 Notes and $406,000 principal amount thereof were converted into 28,996 shares of Common Stock. In order to fund this redemption, the Company established a $15.0 million short-term unsecured credit facility. In addition, $75,000 principal amount of the 1993 Notes not previously called for redemption were converted into 5,357 shares on November 18, 1997. After November 18, 1997 and prior to the date of this Prospectus, an additional $89,000 principal amount of the 1993 Notes were converted into 6,355 shares of Common Stock. Following the consummation of the Equity Offering, the Company intends to call for redemption the remaining outstanding principal amount of the 1993 Notes to be funded with a portion of the proceeds of the Equity Offering.


     In addition, Preferred Home Mortgage Company ("PHMC") has a warehouse line of credit of $18.0 million which is guaranteed by the Company. At October 31, 1997 the outstanding balance was $14.5 million to service origination of mortgage loans. The Company expects to increase the warehouse line of credit to $25.0 million to accommodate the potential growth of its mortgage banking operations in fiscal year 1998.

     LAND ACQUISITION AND CONSTRUCTION FINANCING. The Company is continually exploring opportunities to purchase parcels of land for its homebuilding operations and is, at any given time, in various stages of proposing, making offers for, and negotiating the acquisition of various parcels, whether outright or through options. The Company has continued to increase its land development and construction activities in response to current and anticipated demand and expects to pursue additional land acquisition and development opportunities in the future.


     DEBT SERVICE. Scheduled and estimated maturities of the Company's borrowings aggregate approximately $4.4 million during fiscal 1998 and approximately $42.0 million in fiscal 1999. The Company anticipates that it will fund the maturities of its debt and required expenditures relating to its developments primarily with cash flow from operations and existing credit lines, new or renewed credit lines or term loans or selling of equity or debt. See Note 5 to the Company's Consolidated Financial Statements.


     CASH FLOWS. The Company experienced negative cash flows of $2.7 million during fiscal 1997. This is primarily the result of increasing land inventory to meet expected sales demand and site development costs associated with Pembroke Falls. Cash flows required by operating activities decreased $1.1 million in fiscal 1997 as compared to fiscal 1996 primarily due to the increased pace of home deliveries. Cash flows from investing activities decreased by $7.5 million in 1997 primarily due to a reduction in the sales of commercial property. Cash flows from financing activities decreased by $5.4 million primarily due to a decrease in borrowings.


     Management does not anticipate that PHMC's expansion of its operations will significantly impact the Company's liquidity because the mortgages are generally sold within a short period of time after their origination to the Federal National Mortgage Association (FNMA) or other qualified investors. PHMC has established the capability to retain the servicing of loans; however, during fiscal 1997 all servicing rights were sold.


INFLATION


     The Company, as well as the homebuilding industry in general, may be adversely affected during periods of high inflation, primarily because of higher land and construction costs. In addition, higher mortgage interest rates may significantly affect the affordability of permanent mortgage financing to prospective purchasers. Inflation also increases the Company's interest costs and costs of labor and materials. The Company attempts to pass through to its customers any increases in its costs through increased selling prices and, to date, inflation has not had a material adverse effect on the Company's results of operations. However, there is no assurance that inflation will not have a material adverse impact on the Company's future results of operation.


INTEREST RATES


     The Company's operations are interest rate sensitive. Overall housing demand is adversely affected by increases in interest costs. If mortgage interest rates increase significantly, this may negatively impact the ability of a home buyer to secure adequate financing. Such results of higher interest rates may result in adversely affecting the Company's revenues, gross margins and net income.


NEW FASB PRONOUNCEMENTS


     Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share" ("SFAS No. 128"), issued in February 1997, replaces the current methodology for calculating and presenting earnings per share. Under SFAS No. 128, primary earnings per share will be replaced with a presentation of basic earnings per share and fully diluted earnings per share will be replaced with diluted earnings per share. Basic earnings per share excludes dilution and is computed by dividing income available to common shares outstanding for the period by the weighted average of common shares outstanding. Diluted earnings per share is computed similarly to fully diluted earnings per share in accordance with the Accounting Principles Board ("APB") Opinion No. 15. The Statement will be effective for financial statements issued by the Company after December 15, 1997. The impact of SFAS No. 128 is not expected to be material.


     SFAS No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"), establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS No. 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements.


     SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS No. 131"), which supersedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise," establishes standards for the way that public enterprises report information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosures regarding products and services, geographic areas and major customers. SFAS No. 131 defines operating segments as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate the resources and in assessing performance.


     Both SFAS No. 130 and No. 131, issued in June 1997, are effective for financial statements for periods beginning December 15, 1997 and require comparative information for earlier years to be restated. Due to the recent issuance of these standards, management has been unable to fully evaluate the impact, if any, they may have on future financial statement disclosures.

                                    BUSINESS


GENERAL


     Engle Homes, Inc. designs, constructs, markets and sells detached single-family residences, townhomes, patio homes and condominiums to entry level and move-up buyers, retirees and second-home, seasonal buyers. Engle operates in nine geographic markets: Broward County, Palm Beach County and Martin County in South Florida; Orlando in Central Florida; Tampa, Sarasota, Naples and Fort Myers on the west coast of Florida; Denver, Colorado; Dallas, Texas; Virginia and Maryland; Raleigh, North Carolina; Phoenix, Arizona; and Atlanta, Georgia. The Company offers a variety of home styles at prices ranging from approximately $80,000 to over $400,000 with an average sales price in fiscal 1997 of approximately $203,000. In addition, the Company operates a mortgage company which provides mortgages primarily to its home buyers in all of its geographic markets and a title company which provides services to its home buyers and third parties in Florida and Denver, Colorado.


     Engle is a leading Florida homebuilder. The Company believes that it is the number two and number four builder of single-family homes in South Florida and Central Florida, respectively, based on revenues from unit closings for the twelve months ended June 30, 1997. Florida is the number one homebuilding state in the United States in terms of total housing starts. In addition, Florida is currently the fourth largest state based upon total population and has consistently ranked among the top four states in population growth over the past seven decades.


     Since 1993, Engle has expanded into eight of the top 20 homebuilding markets in the nation through both start-up operations and the acquisition of a homebuilder in Denver, Colorado. In fiscal 1997, approximately 32% of the Company's revenues from home sales were generated outside of the Florida markets as compared to none in fiscal 1993. Most recently, in fiscal 1997 Engle entered both the Phoenix, Arizona and Atlanta, Georgia markets through start-up operations.


     Over the past five years, the Company's total revenues have grown from $137.4 million in fiscal 1993 to $425.3 million in fiscal 1997, with annual net income growing from $6.3 million to $13.5 million over the same period, representing compound annual growth rates of 33% and 21%, respectively. The Company's fiscal 1997 total revenues of $425.3 million and net income of $13.5 million were the highest in the Company's history. The number of homes delivered increased from 797 in fiscal 1993 to 1,992 in fiscal 1997. At the end of fiscal 1997, Engle was marketing homes in 68 communities.


BUSINESS STRATEGY


     Engle believes that its success has been due to its market-oriented approach which it applies to each of the following: (i) identifying new markets; (ii) acquiring land; and (iii) diversifying its product offerings and price ranges to appeal to most segments of the home buying public. Engle believes that this strategy enables it to respond more rapidly to changing market conditions.


     EXPAND IN EXISTING AND NEW MARKETS. The Company has successfully expanded its operations through both start-up operations in new and existing markets and the acquisition of a homebuilder in Denver, Colorado. Within its existing markets, the Company believes that it is able to gain greater market share by increasing the number of residential projects, thereby leveraging its existing management structure and enhancing profitability through economies of scale. As part of its strategy to further diversify geographically, the Company continually seeks and evaluates market expansion opportunities, including potential acquisitions of homebuilding companies. The Company seeks to expand into geographic markets with significant single-family home permit activity, substantial job growth, a diversified economy and an availability of strong management with local market expertise. Since its initial public offering in January 1992, the Company has expanded into eight new geographic markets.


     OFFER A BROAD SELECTION OF PRODUCTS. The Company designs its homes to appeal to a wide variety of home buyers, including entry level and move-up buyers, retirees and second-home, seasonal buyers.

Accordingly, the Company offers a number of home styles and price ranges at various locations in each market, including golf and waterfront communities in certain markets. Engle's product offerings include semi-custom estate homes, detached single-family residences, townhomes, semi-detached patio-homes/ duplexes and condominiums. Management believes that the Company's long-standing policy of product diversification enables it to respond more rapidly to changing market conditions.


     SELECTIVELY ACQUIRE LAND. The Company maintains a land acquisition policy designed to enhance profitability and return on capital while minimizing the risks associated with investments in land. Engle seeks to identify and acquire superior locations in each market and offer a number of communities with diverse products and sales prices. The Company prefers to acquire improved residential lots ready for construction by entering into option contracts, whenever possible, or through outright purchases. The Company also acquires tracts of land that require site improvements prior to the start of home construction. Occasionally, Engle purchases larger parcels of undeveloped land suited for master-planned communities, primarily in South Florida. When acquiring larger parcels, the Company typically contracts to sell portions of improved or unimproved land to other builders as a source of additional revenue thereby reducing the Company's investment. In addition, when economically advantageous to the Company, Engle enters into partnership or joint venture agreements with other major homebuilders to purchase and develop well located parcels of land. The Company generally purchases land only after required zoning entitlements have been obtained.


     MAINTAIN STRINGENT COST CONTROLS. The Company believes that maintaining stringent cost controls is a key factor in achieving profitability. The Company seeks to reduce its costs and risks by (i) obtaining required zoning entitlements prior to purchasing land, (ii) using subcontractors to perform home construction and site improvement work on a fixed price basis, (iii) minimizing inventory of unsold homes, (iv) improving construction cycle time for new homes, (v) using its position as a leading homebuilder to obtain national volume discounts on construction materials and favorable pricing from subcontractors and (vi) maintaining a sophisticated management information system that allows it to monitor homebuilding production, scheduling and budgeting on a daily basis.


     COMMITMENT TO CUSTOMER SATISFACTION. The Company is dedicated to providing customer satisfaction through quality construction and customer service. Divisional managers are responsible for the quality of construction and the level of customer satisfaction in their respective divisions.


     EXPERIENCED MANAGEMENT WITH DECENTRALIZED OPERATING STRUCTURE. To serve the needs of each of its markets, the Company relies upon the expertise of its division managers, each of whom has significant experience in the homebuilding industry. In order to align corporate and divisional profit goals, division managers receive bonuses based on the return on assets of their respective divisions. The division managers benefit from Engle's corporate expertise in sales and marketing, land acquisition, financial services and its centralized accounting department. The Company believes that this interaction between the divisional managers and corporate management provides enhanced operating results.


LAND ACQUISITION AND DEVELOPMENT


     The Company prefers to acquire improved residential lots ready for construction by entering into option contracts, whenever possible, or through outright purchases. The Company also acquires tracts of land that require site improvements prior to the start of home construction. Occasionally, the Company purchases larger tracts of land with the intention of reselling portions of the tracts to other builders as a source of additional revenue. Specifically, the Company purchased large tracts of land and sold parcels to other builders in connection with the development of its master-planned communities, including Embassy Lakes, North Passage, Lakeside Green and currently, Pembroke Falls. Unlike the Company's more typical subdivision projects, the Company's master-planned communities have involved significantly larger tracts of land, greater planning and site improvement activities and the development of more extensive recreational facilities and related amenities. The Company's master-planned communities normally take five or more years to complete depending on the project's size, economic conditions prevailing at the time and the Company's strategy for the particular project. Engle's more traditional residential developments usually take two to three years to complete.

     Management believes that the Company's Pembroke Falls project exemplifies the opportunities available to the Company when developing master-planned communities. In February 1994, the Company acquired this approximately 1,500 acre parcel located in southwest Broward County, Florida, a rapidly developing housing market. The purchase price for the Pembroke Falls parcel was $25.7 million, or approximately $17,100 per acre. The Company expects to build approximately 2,000 single-family housing units and has sold most of the approximately 222 acres of land zoned for commercial and multi-family use. Through October 31, 1997, approximately $45.4 million in land sales contracts had been written, of which $34.5 million closed through fiscal 1997. Of the remaining $10.9 million in contracts, $8.3 million are binding contracts, and $2.6 million are contingent upon completion of an inspection period during the next ninety days. Management believes that the purchase of this relatively large parcel enabled the Company to obtain desirable land inventory in its South Florida division for future development at a lower cost than if the Company had purchased smaller parcels available for immediate construction of homes.


     The Company's land purchase agreements are typically subject to numerous conditions, including, but not limited to, the Company's ability to obtain necessary zoning and other governmental approvals for the proposed subdivision. During the contingency period, the Company also confirms the availability of utilities, conducts hazardous waste and other environmental analysis, and completes its marketing feasibility studies.


     The Company expends considerable effort in developing a design and marketing concept for each of its subdivisions, which includes determination of size, style and price range of the homes and, in certain projects, layout of streets, layout of individual lots and overall community design. The product line offered in a particular subdivision depends upon many factors, including housing generally available in the area, the needs of the particular market and the Company's costs of lots in the subdivision. The Company, where necessary, undertakes development activities that include government approvals, site planning, engineering, as well as constructing roads, sewer, water and drainage facilities and, where applicable for recreational facilities and other amenities.

     At October 31, 1997, the Company was marketing 14 subdivisions in South Florida; 12 in Central Florida; 10 on the west coast of Florida; 9 in Denver, Colorado; 8 in Dallas, Texas; 8 in Virginia and Maryland; 3 in Raleigh, North Carolina; and 4 in Phoenix, Arizona. As of October 31, 1997, the Company had not yet begun to market any subdivisions in Atlanta, Georgia. The Company's residential real estate inventory at October 31, 1997 was as follows:



                                                                                                LOTS AVAILABLE
                                                     HOMES UNDER CONSTRUCTION               FOR FUTURE CONSTRUCTION
                                              ---------------------------------------   -------------------------------
                                TOTAL LOTS
DIVISION                        AVAILABLE     SOLD(1)     SPECULATIVE(2)     MODELS     SOLD(1)     UNSOLD     OPTIONS
-----------------------------   -----------   ---------   ----------------   --------   ---------   --------   --------
South Florida(3) ............   2,544 (4)        182             56              9         158        2,062         77
Central Florida(5)  .........   1,017             61             41             11          83          637        184
West coast Florida(6)  ......   1,706 (7)         39             15              7          69        1,179        397
Denver, CO ..................     999             54             50              1          46          405        443
Dallas, TX ..................     816             25             24              4          38          197        528
Virginia and Maryland  ......     291             26             12              7          15          129        102
Raleigh, NC   ...............     270             12              9              1           4          244         --
Phoenix, AZ   ...............     225             18              4             --          39           67         97
                                -----            ---             --             --         ---        -----        ---
 Total  .....................   7,868            417            211             40         452        4,920      1,828
                                =====            ===            ===             ==         ===        =====      =====

----------------
(1) Under contract, but not delivered. See the discussion of the Company's backlog under "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(2) Speculative units are unsold homes that are completed or under construction.

(3) South Florida refers to Broward County, Palm Beach County and Martin
    County.

(4) Includes 1,713 remaining lots in Pembroke Falls.

(5) Central Florida refers to Orlando.

(6) Florida's west coast refers to Tampa, Sarasota, Naples and Fort Myers.

(7) Includes 906 lots in Lake Bernadette in Tampa.


CONSTRUCTION


     The Company acts as the general contractor for the construction of its residential developments. Company employees monitor the construction of each project, participate in all material design and building decisions, coordinate the activities of subcontractors and suppliers, subject their work to quality and cost controls and monitor compliance with zoning and building codes. Subcontractors typically are retained for a specified project pursuant to a contract which obligates the subcontractor to complete construction at a fixed price.


     The Company does not maintain significant inventories of construction materials except for work in process, materials for homes under construction and a limited amount of other construction materials. Generally, the construction materials used in the Company's operations are readily available from numerous sources.


MARKETING AND SALES


     The Company sells its homes primarily through commissioned employees, who typically work from sales offices located at the model homes in each Engle subdivision, as well as through cooperating independent brokers. In all instances, Company personnel are available to assist prospective buyers by providing them with floorplans, price information, tours of model homes and the selection of options and upgrades. Options and upgrades are generally priced to have a positive effect on profit margins. Sales personnel are trained by the Company and attend periodic meetings to be updated on the availability of financing, construction schedules, marketing and advertising plans.


     The Company advertises in newspapers, magazines and on billboards. Engle also uses out-of-state home shows, radio, video tapes, direct mail advertising, special promotional events, illustrated brochures and model homes in its comprehensive marketing program. In addition, Engle maintains a web site on the Internet. The Company also uses a cross-referral program that encourages Company personnel to direct customers to other Engle subdivisions based on the customers' needs.


CUSTOMER SERVICE AND QUALITY CONTROL


     The Company's customer service department is responsible for pre-closing and post-closing customer needs. Prior to closing, a Company employee accompanies the buyer on a home orientation and inspection tour. The Company is continuing with its objective to provide quality construction through on-going training programs to maintain its high quality construction standards. The Company also provides home buyers with a limited warranty program which, in general, provides a home buyer with a one-year warranty on workmanship and building materials and a ten-year structural warranty. In addition, the Company purchases, when required by local or state ordinances, builder liability insurance for major structural defects.


FINANCIAL SERVICES


     The Company's financial services subsidiaries provide mortgage banking and title insurance services. For fiscal 1997, the financial services subsidiaries increased their profitability to $2.7 million, an increase of 49% compared to fiscal 1996.


     MORTGAGE BANKING. In April 1992, the Company established PHMC. PHMC is a full service mortgage banker which arranges financing through the origination of mortgage loans to the Company's home buyers and to a lesser extent third party loans that are not associated with homes built by the Company. PHMC is an approved lender by the Federal National Mortgage Association ("FNMA") to deliver loan origination to FNMA and to other investors and to service such loans.


     During fiscal 1997, PHMC originated and sold approximately $138.0 million in mortgage loans (including servicing rights), representing a significant portion of the Company's home buyers that requested mortgage financing. Substantially all of PHMC's revenues are derived from mortgages on homes built by Engle. At October 31, 1997, PHMC was originating mortgages in substantially all Engle homebuilding divisions.


     PHMC must comply with various federal and state laws and consumer credit rules and regulations in connection with its mortgage lending activities. In addition, the mortgage banking industry in the United States is highly competitive. PHMC competes with other mortgage companies and financial institutions to provide mortgage financing to both the Company's customers as well as the general public.


     TITLE SERVICES. In September 1992, the Company purchased all the outstanding common stock of the Title Store, Inc. In May 1994, the Company acquired all the capital stock of Universal Land Title, Inc. ("ULT"), a company that sells, but does not underwrite, title policies and simultaneously merged with the Title Store, Inc. to form one company. ULT currently provides title services to the Company's home buyers in Florida and Denver, Colorado, as well as third parties. At October 31, 1997, ULT was operating 15 offices in Florida and four offices in Denver, Colorado.


GOVERNMENT REGULATION AND ENVIRONMENTAL MATTERS


     In developing housing communities, the Company must obtain the approval of numerous government authorities regulating such matters as permitted land uses and levels of density, the installation of utility services such as water and waste disposal and the dedication of acreage for open space, parks, schools and other community purposes. Several authorities in Florida and other states have imposed impact fees as a means of defraying the cost of providing certain governmental services to developing areas and the amount of these fees has increased significantly during recent years. Many state laws require the use of specific construction materials which reduce the need for energy-consuming heating and cooling systems. Local governments also, at times, declare moratoriums on the issuance of building permits and impose other restrictions in areas where sewage treatment facilities and other public facilities do not reach minimum standards. To date, the governmental approval processes and the restrictive zoning and moratoriums discussed above have not had a material adverse effect on the Company's development activities. However, there is no assurance that these and other restrictions will not adversely affect the Company in the future. The Company is also subject to a variety of Federal, State and local statutes, ordinances, rules and regulations concerning protection of health and the environment. The particular environmental laws which apply to any given community vary greatly according to the community site, the site's environmental conditions and the present and former uses of the site. These environmental laws may result in delays, cause the Company to incur substantial compliance and other costs and prohibit or severely restrict development in certain environmentally sensitive regions or areas. Prior to consummating the purchase of land, the Company engages independent environmental engineers to evaluate such land for the presence of hazardous or toxic materials, wastes or substances. The Company has not been materially affected to date by the presence or potential presence of such materials.

     To varying degrees, certain permits and approvals will be required to complete the residential developments currently being planned by the Company. The ability of the Company to obtain necessary approvals and permits for these projects is often beyond the Company's control, and could restrict or prevent the development of otherwise desirable property. The length of time necessary to obtain permits and approvals increases the carrying costs of unimproved property acquired for the purpose of development and construction. In addition, the continued effectiveness of permits already granted is subject to factors such as changes in policies, rules and regulations and their interpretation and application. To minimize these risks, the Company generally restricts land purchases to tracts that have zoning entitlements.

     In recent years, regulation by Federal and state authorities relating to the sale and advertising of residential real estate has also become more restrictive. In order to advertise and sell condominiums and other residential real estate in many jurisdictions, the Company has been required to prepare registration statements or other disclosure documents and, in some cases, to file such materials with designated regulatory agencies.


COMPETITION AND MARKET FACTORS

     The development and sale of residential properties is highly competitive and fragmented. The Company competes in each of its markets with numerous national, regional and local builders, including some builders with greater financial resources. Builders of new homes compete not only for home buyers, but also for desirable properties, raw materials and skilled subcontractors. The Company also competes for residential sales with individual sales of existing homes and available rental housing.

     The housing industry is cyclical and affected by consumer confidence levels, prevailing economic conditions generally and, in particular, by interest rate levels. A variety of other factors affect the housing industry and demand for new homes, including the availability of labor and materials and increases in the costs thereof, changes in costs associated with home ownership such as increases in property taxes and energy costs, changes in consumer preferences, demographic trends and the availability of and changes in mortgage financing programs.


EMPLOYEES

     At October 31, 1997, the Company employed approximately 544 persons, including sales and marketing personnel, executive, administrative and clerical personnel, construction employees and financial services personnel.

     Although none of the Company's employees are covered by collective bargaining agreements, certain of the subcontractors which the Company engages are represented by labor unions or are subject to collective bargaining agreements. The Company believes that its relations with its employees and subcontractors are good.

PROPERTIES


     The Company's corporate office is located at 123 N.W. 13th Street, Suite 300, Boca Raton, Florida 33432, where the Company leases 9,356 square feet of office space for a term expiring in August 2006. Engle's building divisions, PHMC and ULT branch operations lease additional office space at various locations for their day-to-day operations. Management believes that the current leased offices are adequate for its needs for the foreseeable future. See Note 3 of Notes to Consolidated Financial Statements for discussion of sale of commercial properties.


LEGAL PROCEEDINGS


     The Company is involved from time to time in litigation arising in the ordinary course of business, none of which is expected to have a material adverse effect on the Company's consolidated financial position or results of operations.

                                   MANAGEMENT


EXECUTIVE OFFICERS AND DIRECTORS


     The following table sets forth certain information as of December 17, 1997, regarding each of the Company's executive officers, directors and other key employees:


NAME                               AGE    POSITION WITH COMPANY
-------------------------------   -----   ---------------------------------------------
Alec Engelstein ...............   67      Chairman of the Board, President and
                                            Chief Executive Officer
Harry Engelstein   ............   62      Executive Vice President, Chief Construction
                                            Officer and Director
John A. Kraynick   ............   42      Senior Vice President and Director
Lawrence R. Shawe  ............   42      Vice President--Sales and Marketing
David Shapiro   ...............   42      Vice President--Finance, Chief
                                            Financial Officer and Director
Paul M. Leikert ...............   41      Vice President--Chief Accounting Officer
Henry H. Fishkind, Ph.D  ......   48      Director
Ronald J. Korn  ...............   57      Director
Alan L. Shulman ...............   65      Director

     ALEC ENGELSTEIN, a co-founder and Chairman of the Board of the Company, has served as its President and Chief Executive Officer since its organization in August 1982. Alec Engelstein has over 35 years of experience in the homebuilding industry and has been actively engaged as a homebuilder in southeast Florida since 1969.


     HARRY ENGELSTEIN, a co-founder and director of the Company and Alec Engelstein's brother, has served as Executive Vice President and Chief Construction Officer since the Company's inception in August 1982. Harry Engelstein has over 30 years of experience in home construction.


     JOHN A. KRAYNICK has served as a Vice President of the Company since August 1986 and was appointed Senior Vice President in July 1991. Mr. Kraynick is responsible for administrative matters and coordinating the Company's compliance with Federal, state and local regulatory requirements. Mr. Kraynick has over 19 years of experience in the homebuilding industry.


     LAWRENCE R. SHAWE has served as the Company's Vice President--Sales and Marketing since April 1986. Mr. Shawe joined the Company in April 1984 and since such time has been responsible for the Company's sales and marketing efforts. Mr. Shawe has over 17 years of experience in the homebuilding industry.


     DAVID SHAPIRO joined the Company in June 1991, has served as the Company's Chief Financial Officer since July 1991, was appointed Vice President--Finance in October 1991 and was appointed as a director on December 17, 1997. From January 1986 until June 1991, he served as vice president of a privately held retail clothing company located in West Palm Beach, Florida. David Shapiro is Alec Engelstein's son-in-law.


     PAUL M. LEIKERT joined the Company in 1992 and has served as the Vice President--Chief Accounting Officer since March 1994. Mr. Leikert is a certified public accountant and has over 13 years of experience in the homebuilding industry.


     HENRY H. FISHKIND, PH.D., has served as a director of the Company since October 1991 and is a member of the Compensation and Audit Committees of the Board of Directors. Dr. Fishkind has served as President of Fishkind & Associates, Inc., an economic and financing consulting firm based in Orlando, Florida, since 1988. From January 1984 until December 1987, Dr. Fishkind served as president of M.G. Lewis Econometrics, Inc., the research subsidiary of an investment banking firm based in Winter Park, Florida. Dr. Fishkind also serves as editor of Econocast, a quarterly economic forecast, since 1984, and as a director of Summit Properties.


     RONALD J. KORN, chairman of the Compensation and Audit Committees of the Board of Directors, has served as a director of the Company since October 1991. Since July 1991, Mr. Korn has served as President of Ronald Korn Consulting, a business consulting firm, and as Chairman of the Board of Carole Korn Interiors, Inc., an interior design firm. From August 1985 until June 1991, Mr. Korn served as the managing partner of the Miami office of KPMG Peat Marwick, a nationally recognized firm of independent public accountants. Mr. Korn also serves as a director of Vacation Break USA, Inc., which develops, markets, operates and finances vacation ownership interests in premium resort properties and as a director of Magicworks Entertainment, Inc., which produces, manages, promotes and merchandises live entertainment.


     ALAN L. SHULMAN was appointed as a director of the Company on December 17, 1997. Mr. Shulman is currently a private investor. Mr. Shulman served on the board of directors of Island National Bank in Palm Beach, Florida from its inception in 1989 until April 1, 1997 and currently serves on the board of directors of CV Reit, Inc., a New York Stock Exchange listed company.


     There are no arrangements or understandings with respect to the selection of officers or directors.

                          DESCRIPTION OF CAPITAL STOCK


     The authorized capital stock of the Company consists of 25,000,000 shares of Common Stock, par value $.01 per share, and 1,000,000 shares of Preferred Stock, par value $.01 per share. After the consummation of the Equity Offering, 9,672,401 shares of Common Stock will be outstanding (not including 1,059,716 shares of Common Stock issuable upon conversion of the 1993 Notes). No shares of Preferred Stock have been issued.


COMMON STOCK


     The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders. Subject to preferential rights with respect to any outstanding Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and satisfaction of preferential rights with respect to any outstanding shares of Preferred Stock and have no rights to convert their Common Stock into any other securities. The outstanding shares of Common Stock are, and the Common Stock to be outstanding upon completion of the Equity Offering will be, fully paid and nonassessable.


     The transfer agent and registrar for the Common Stock is American Stock Transfer & Trust Company, New York, New York.


PREFERRED STOCK


     The Board of Directors is authorized to issue the Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions, including the dividend rights, conversion rights, voting rights, rights and terms of redemption, redemption price or prices, liquidation preferences and the number of shares constituting any series or the designations of such series, without any further vote or action by the shareholders. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action of the shareholders. The issuance of Preferred Stock with voting and conversion rights may adversely affect the voting power of the holders of Common Stock, including the loss of voting control to others. The Company has no present plans to issue any shares of Preferred Stock.


CERTAIN FLORIDA LEGISLATION


     The State of Florida has enacted legislation that may deter or frustrate takeovers of Florida corporations. The Florida Control Share Act generally provides that shares acquired in excess of certain specified thresholds will not possess any voting rights unless such voting rights are approved by a majority of a corporation's disinterested shareholders. The Florida Affiliated Transactions Act generally requires supermajority approval by disinterested shareholders or majority approval by disinterested directors of certain specified transactions between a public corporation and holders of more than 10% of the outstanding voting shares of the corporation (or their affiliates).

                      DESCRIPTION OF CERTAIN INDEBTEDNESS


THE 1993 NOTES


     GENERAL. In February 1993, the Company issued $30,000,000 principal amount of 7% Convertible Subordinated Notes due 2003 (the "1993 Notes"). The 1993 Notes mature on March 1, 2003, and bear interest at 7% per annum, payable semi-annually on March 1 and September 1 of each year.


     The following is a summary of certain material terms of the 1993 Notes and is qualified in its entirety by reference to the indenture governing the 1993 Notes (the "1993 Indenture"). The 1993 Notes are unsecured general obligations of the Company subordinated in right of payment to all existing and future Senior Indebtedness (as defined in the 1993 Indenture").


     CONVERSION. The 1993 Notes are convertible into Common Stock at any time prior to maturity, unless previously redeemed, at a conversion price of $14.00 per share, subject to adjustment upon certain circumstances.


     REDEMPTION. The 1993 Notes are redeemable at the option of the Company on or after April 1, 1996, in whole or in part, at specified redemption prices (expressed as a percentage of principal amount), together with accrued and unpaid interest. On November 18, 1997, the Company redeemed $14,594,000 aggregate principal amount of the 1993 Notes at a price of 104.2% of the principal amount thereof, plus accrued interest and $406,000 aggregate principal amount of the 1993 Notes were converted into Common Stock. In addition, $75,000 principal amount of the 1993 Notes not previously called for redemption were converted into 5,357 shares on November 18, 1997. After November 18, 1997 and prior to the date of this Prospectus, an additional $89,000 principal amount of the 1993 Notes were converted into 6,355 shares of Common Stock. Following the consummation of the Equity Offering, the Company intends to call for redemption the remaining outstanding principal amount of the 1993 Notes. The Company intends to use a portion of the net proceeds of the Equity Offering to fund the redemption of the remaining outstanding principal amount of the 1993 Notes which are not converted into Common Stock on or prior to the date of redemption. See "Use of Proceeds."


     OFFERS TO PURCHASE. In the event of a Change of Control or a Consolidated Net Worth Deficiency (each as defined in the 1993 Indenture), the Company will be required, subject to certain conditions, to offer to purchase all outstanding 1993 Notes at a price equal to 100% of the principal amount thereof together with accrued and unpaid interest.


     COVENANTS. The 1993 Indenture contains covenants that, among other things, limit the Company's ability to merge, consolidate or transfer substantially all its assets.


     GUARANTEES. Payments under the 1993 Notes are guaranteed by the subsidiaries of the Company.


THE 1994 NOTES


     GENERAL. In March 1994, the Company issued $40,000,000 principal amount of 11-3/4% Senior Notes due 2000 (the "Original 1994 Notes"). In August 1994, the Company exchanged the Original 1994 Notes for $40,000,000 principal amount of 11-3/4% Senior Notes due 2000 (the "1994 Notes"), which are substantially identical to the Original 1994 Notes except that the 1994 Notes are registered under the Securities Act. The 1994 Notes mature on December 15, 2000, and bear interest at 11-3/4% per annum, payable semi-annually on June 15 and December 15 of each year.


     The following is a summary of certain material terms of the 1994 Notes and is qualified in its entirety by reference to the indenture governing the 1994 Notes (the "1994 Indenture"). The 1994 Notes are senior unsecured obligations of the Company, ranking PARI PASSU in right of payment to all existing and future Senior Indebtedness (as defined in the 1994 Indenture) of the Company and senior in right of payment to all subordinated indebtedness of the Company.

     REDEMPTION. The 1994 Notes are redeemable at the option of the Company, in whole or in part, at any time on or after June 15, 1998, initially at 105.875% of their principal amount plus accrued interest, declining ratably to 100% of their principal amount plus accrued interest on and after June 15, 2000.


     OFFERS TO PURCHASE. In the event of a Change of Control (as defined in the 1994 Indenture), the Company will be required, subject to certain conditions, to offer to purchase all outstanding 1994 Notes at a price equal to 101% of the principal amount thereof together with accrued and unpaid interest. In addition, in the event of a Consolidated Net Worth Deficiency (as defined in the 1994 Indenture), the Company will be required, subject to certain conditions, to offer to purchase $4.0 million aggregate principal amount of the 1994 Notes at a price equal to 100% of the principal amount thereof together with accrued and unpaid interest.


     COVENANTS. The 1994 Indenture contains covenants that, among other things, limit the Company's and its subsidiaries' ability to incur additional indebtedness; make certain restricted payments; enter into transactions with affiliates; sell their assets and capital stock; grant liens on their assets; and merge, consolidate or transfer substantially all of their assets.


     GUARANTEES. Payments under the 1994 Notes are guaranteed by the all of the Company's existing subsidiaries and all future restricted subsidiaries.


THE 1998 NOTES


     GENERAL. Concurrently with the Equity Offering, the Company is offering $100,000,000 aggregate principal amount of the 1998 Notes. The consummation of the Equity Offering and the issuance of the 1998 Notes are not conditioned upon each other. The following is a summary of certain material terms which the 1998 Notes, if issued, will have and is qualified in its entirety by reference to the 1998 Indenture. The 1998 Notes will be senior unsecured obligations of the Company, ranking PARI PASSU in right of payment to all existing and future and Senior Indebtedness (as such term will be defined in the 1998 Indenture) and senior in right of payment to all subordinated indebtedness of the Company. The 1998 Notes mature on February 1, 2008 and bear interest at 9-1/4% per annum, payable semi-annually on February 1 and August 1 of each year.


     REDEMPTION. The 1998 Notes will be redeemable at the option of the Company, in whole or in part, at any time on or after the fifth anniversary of the date of issuance of the 1998 Notes, initially at 104.625% of their principal amount plus accrued interest, declining ratably to 100% of their principal amount plus accrued interest on and after the eighth anniversary of the date of issuance of the 1998 Notes.

     OFFERS TO PURCHASE. In the event of a Change of Control (as defined in the 1998 Indenture), the Company will be required, subject to certain conditions, to offer to purchase all outstanding 1998 Notes at a price equal to 101% of the principal amount thereof together with accrued and unpaid interest. In addition, in the event the Company's Net Worth (as defined in the 1998 Indenture) falls below a specified level for two consecutive fiscal quarters, the Company will be required, subject to certain conditions, to offer to purchase 1998 Notes in an aggregate principal amount equal to 10% of the initial outstanding principal amount at a price equal to 100% of the principal amount thereof together with accrued and unpaid interest.

     COVENANTS. The 1998 Indenture will contain covenants that, among other things, limit the Company's and its subsidiaries' ability to incur additional indebtedness; make certain restricted payments; enter into transactions with affiliates; sell their assets and capital stock; grant liens on their assets; and merge, consolidate or transfer substantially all of their assests.

     GUARANTEES. Payments under the 1998 Notes will be guaranteed by all of the Company's existing subsidiaries and all future restricted subsidiaries.


CREDIT FACILITIES

     For a description of the Company's bank credit facilities, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                        SHARES ELIGIBLE FOR FUTURE SALE


     Sales of substantial amounts of Common Stock in the public market following the Equity Offering could adversely affect the market price for the Common Stock. The shares of Common Stock offered hereby will be freely tradable by persons who are not affiliates of the Company without restriction or further registration under the Securities Act. Substantially all of the other outstanding shares of Common Stock, other than shares held by officers, directors and other affiliates of the Company, are freely tradable. After the Equity Offering and assuming that none of the outstanding 1993 Notes have been converted, approximately 9,672,401 shares of Common Stock will be outstanding, and directors and officers of the Company will beneficially own approximately 3,880,066 shares in the aggregate. Pursuant to Rule 144, shares of Common Stock held by affiliates of the Company are subject to limitations on the volume that may be sold other than sales pursuant to a registration statement under the Securities Act or another applicable exemption from registration thereunder. The Company has also granted certain registration rights to Alec Engelstein and Harry Engelstein pursuant to a registration rights agreement entered into in October 1991. Alec Engelstein and Harry Engelstein have waived their rights to include Common Stock in the registration statement of which this Prospectus is a part. All of the shares of Common Stock owned by Alec Engelstein and Harry Engelstein constitute restricted securities which are eligible for sale pursuant to Rule 144, as described below. The Company, its directors and executive officers, and certain shareholders have agreed not to offer, sell, contract to sell, transfer or otherwise dispose of any shares of Common Stock or any securities convertible into or exchangeable or exercisable for shares of Common Stock without the prior written consent of Smith Barney Inc. for a period of 120 days after the date of this Prospectus, subject to certain limited exceptions, including, but not limited to grants of awards under the Company's existing employee benefit plans or issuances of Common Stock upon the exercise of outstanding stock options or conversions of the 1993 Notes. See "Underwriting."


     In general, under Rule 144, a person (or persons whose shares are aggregated) who has beneficially owned restricted securities within the meaning of Rule 144 ("Restricted Shares") for at least one year, including the holding period of any securities which converted into the Restricted Shares and including the holding period of any prior owner except an affiliate, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of Common Stock or the average weekly trading volume of the Common Stock on The Nasdaq National Market during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company. In addition, any shares held by an affiliate of the Company (whether or not such shares are restricted) may be sold under Rule 144 subject to similar limitations, except that the holding period requirement does not apply to shares that are not restricted. Any person who has not been an affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned shares for at least two years (including any period of ownership of preceding non-affiliated holders), would be entitled to sell such shares under Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information requirements or notice requirements.


     The Company has effective registration statements under the Securities Act covering (i) the 850,000 shares of Common Stock reserved for issuance under the Company's stock option plan, as amended and (ii) the 25,000 shares of Common Stock reserved for issuance under the Company's 1997 Performance Bonus Plan. Accordingly, shares registered under such registration statements will be available for sale in the open market after issuance.

                                  UNDERWRITING


     Upon the terms and subject to the conditions stated in the Underwriting Agreement dated the date hereof, each of the underwriters (the "Underwriters") named below has severally agreed to purchase, and the Company has agreed to sell to such Underwriter, the number of shares of Common Stock set forth opposite the name of such Underwriter.



                                             NUMBER
NAME OF UNDERWRITER                         OF SHARES
-----------------------------------------   ----------
Smith Barney Inc.   .....................    1,350,000
Jefferies & Company, Inc. ...............      405,000
Southeast Research Partners, Inc.  ......      945,000
                                             ---------
  Total .................................    2,700,000
                                             =========

     The Underwriting Agreement provides that the obligations of the Underwriters to pay for and accept delivery of the shares are subject to approval of certain legal matters by counsel and to certain other conditions. The Underwriters are obligated to take and pay for all shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any such shares are taken.


     The Underwriters propose to offer part of the shares directly to the public at the public offering price set forth on the cover page of this Prospectus and part of the shares to certain dealers at a price which represents a concession not in excess of $.44 per share under the public offering price. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $.15 per share to certain other dealers. After the initial offering of the shares to the public, the public offering price and such concessions may be changed by the Underwriters.


     The Company has granted to the Underwriters an option, exercisable for thirty days from the date of this Prospectus, to purchase up to an aggregate of 405,000 additional shares of Common Stock at the price to public set forth on the cover page of this Prospectus minus the underwriting discounts and commissions. The Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, in connection with the offering of the shares offered hereby. To the extent such option is exercised, each Underwriter will be obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number of shares set forth opposite each Underwriter's name in the preceding table bears to the total number of shares listed in such table.


     Each of the Company, the Company's executive officers and directors and certain shareholders has agreed that, for a period of 120 days from the date of this Prospectus, it will not, in each case without the prior written consent of Smith Barney Inc., offer, sell, contract to sell, transfer or otherwise dispose of, any shares of Common Stock of the Company or any securities convertible into, or exercisable or exchangeable for, Common Stock of the Company, except for grants of awards under the Company's existing employee benefit plans or issuances of Common Stock upon the exercise of outstanding stock options or conversions of the 1993 Notes.


     The Company and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.


     The Underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids for and purchases of the Common Stock so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the Common Stock in the open market in order to cover syndicate short positions. Penalty bids permit the Underwriters to reclaim a selling concession from a syndicate member when the Common Stock originally sold by such syndicate member is purchased in a stabilizing transaction or syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the Common Stock to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.


     The Underwriters and dealers may engage in passive market making transactions in the Common Stock in accordance with Rule 103 of Regulation M under the Exchange Act. In general, a passive market maker may not bid for, or purchase, the Common Stock at a price that exceeds the highest independent bid. In addition, the net daily purchases made by any passive market maker generally may not exceed 30% of its average daily trading volume in the Common Stock during a specified two month prior period, or 200 shares, whichever is greater. A passive market maker must identify passive market making bids as such on the Nasdaq electronic inter-dealer reporting system. Passive market making may stabilize or maintain the market price of the Common Stock above independent market levels. Underwriters and dealers are not required to engage in passive market making and may end passive market making activities at any time.


                                 LEGAL MATTERS


     Certain legal matters relating to the validity the shares of Common Stock offered hereby will be passed upon for the Company by Greenberg Traurig Hoffman Lipoff Rosen & Quentel, P.A., Miami, Florida. Certain legal matters relating to the Equity Offering will be passed upon for the Underwriters by Cahill Gordon & Reindel (a partnership including a professional corporation), New York, New York.


                                    EXPERTS


     The Consolidated Financial Statements of the Company and the related schedule included and incorporated by reference in this Prospectus and in the Registration Statement have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods set forth in their reports appearing elsewhere and incorporated by reference herein and in the Registration Statement, and are included in reliance upon such reports given upon the authority of said firm as experts in auditing and accounting.


                             AVAILABLE INFORMATION


     The Company has filed a registration statement on Form S-2 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is made to the Registration Statement and the exhibits filed as part thereof. Statements contained herein are qualified in their entirety by reference to the Registration Statement and such exhibits.


     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at Citicorp Center, 500 West Madison, 14th Floor, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission also maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports and other information regarding registrants that file electronically with the Commission. The Common Stock is listed on the Nasdaq National Market, and such reports, proxy statements and other information can also be inspected at the offices of The Nasdaq National Market, Reports Section, 1735 K Street, N.W., Washington, D.C. 20006.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


     The Company's Annual Report on Form 10-K, as amended, for the fiscal year ended October 31, 1997, is hereby incorporated herein by reference.


     Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as modified or superseded, to constitute a part of this Prospectus.


     The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the request of any such person, a copy of all of the documents which are incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to Engle Homes, Inc., 123 N.W. 13th Street, Suite 300, Boca Raton, Florida 33432, Attention:
David Shapiro, Vice President-- Finance, telephone number (561) 391-4012.

                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS





                                                                PAGE
                                                                -----
Report of Independent Certified Public Accountants  .........    F-2

Consolidated Balance Sheets
  as of October 31, 1997 and 1996 ...........................    F-3

Consolidated Statements of Income
  For the Years Ended October 31, 1997, 1996 and 1995  ......    F-4

Consolidated Statements of Shareholders' Equity
  For the Years Ended October 31, 1997, 1996 and 1995  ......    F-5

Consolidated Statements of Cash Flows
  For the Years Ended October 31, 1997, 1996 and 1995  ......    F-6

Notes to Consolidated Financial Statements ..................    F-7

              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



To the Shareholders' and Board of Directors
Engle Homes, Inc.
Boca Raton, Florida


     We have audited the accompanying consolidated balance sheets of Engle Homes, Inc., and subsidiaries as of October 31, 1997 and 1996 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended October 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Engle Homes, Inc. and subsidiaries at October 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended October 31, 1997 in conformity with generally accepted accounting principles.



                                        BDO SEIDMAN, LLP


Miami, Florida
November 10, 1997

                      ENGLE HOMES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)


                                                                                OCTOBER 31,
                                                                           ----------------------
                                                                             1997         1996
                                                                           ----------   ---------
                                            ASSETS
CASH
 Unrestricted  .........................................................   $ 15,565      $ 18,262
 Restricted ............................................................        981         3,438
INVENTORIES ............................................................    230,108       220,564
PROPERTY AND EQUIPMENT, net   ..........................................      2,623         3,599
OTHER ASSETS   .........................................................     15,803        19,406
GOODWILL, net of accumulated amortization
  of $1,149 and $813, respectively  ....................................      5,627         5,964
DEFERRED TAX ASSET   ...................................................      3,176           550
MORTGAGE LOANS HELD FOR SALE  ..........................................     14,529        13,006
                                                                           --------      --------
     TOTAL ASSETS ......................................................   $288,412      $284,789
                                                                           ========      ========
                                          LIABILITIES
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES  ..............................   $ 21,167      $ 26,170
CUSTOMER DEPOSITS ......................................................      7,472        12,004
BORROWINGS  ............................................................     82,064        82,117
SENIOR NOTES PAYABLE, including $5,390 to related parties   ............     40,000        40,000
CONVERTIBLE SUBORDINATED NOTES   .......................................     30,000        30,000
FINANCIAL SERVICE BORROWINGS  ..........................................     14,529        13,006
                                                                           --------      --------
     TOTAL LIABILITIES  ................................................    195,232       203,297
                                                                           --------      --------
                                   SHAREHOLDERS' EQUITY
PREFERRED STOCK, $.01 par, shares authorized 1,000,000; none issued  ...
COMMON STOCK, $.01 par shares authorized 25,000,000;
  issued and outstanding 6,931,693 and 6,929,200 respectively  .........         69            69
ADDITIONAL PAID-IN CAPITAL .............................................     47,852        48,523
RETAINED EARNINGS ......................................................     45,259        32,900
                                                                           --------      --------
     TOTAL SHAREHOLDERS' EQUITY  .......................................     93,180        81,492
                                                                           --------      --------
                                                                           $288,412      $284,789
                                                                           ========      ========

                 See accompanying notes to consolidated financial statements.

                      ENGLE HOMES, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                            FOR THE YEAR ENDED OCTOBER 31,
                                                          -----------------------------------
                                                            1997         1996         1995
                                                          ----------   ----------   ---------
REVENUES
 Sales of homes .......................................   $404,407     $303,972      $216,059
 Sales of land  .......................................      7,685       17,571        20,964
 Rent and other .......................................      1,513        1,485         1,573
 Financial services   .................................     11,690        9,060         5,932
                                                          --------     --------      --------
                                                           425,295      332,088       244,528
                                                          --------     --------      --------
COSTS AND EXPENSES
 Cost of sales-homes  .................................    345,295      260,651       184,888
 Cost of sales-land   .................................      7,095       15,589        17,332
 Selling, marketing, general and administrative  ......     39,620       31,906        24,466
 Depreciation and amortization ........................      2,374        2,977         3,532
 Financial services   .................................      9,012        7,264         4,774
                                                          --------     --------      --------
                                                           403,396      318,387       234,992
                                                          --------     --------      --------

INCOME BEFORE INCOME TAXES  ...........................     21,899       13,701         9,536
 Provision for income taxes ...........................      8,431        5,206         3,624
                                                          --------     --------      --------
NET INCOME   ..........................................   $ 13,468     $  8,495      $  5,912
                                                          ========     ========      ========
 Net income per share
  Primary .............................................   $   1.94     $   1.20      $   0.85
                                                          ========     ========      ========
  Fully diluted .......................................   $   1.58     $   1.03      $   0.74
                                                          ========     ========      ========
Shares used in earnings per share calculations
  Primary .............................................      6,951        7,108         6,989
  Fully diluted .......................................      9,246        9,251         9,132

                 See accompanying notes to consolidated financial statements.

                      ENGLE HOMES, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                       (IN THOUSANDS, EXCEPT SHARE DATA)


                                              COMMON STOCK
                                         ----------------------     ADDITIONAL        RETAINED
                                          SHARES        AMOUNT    PAID-IN CAPITAL     EARNINGS        TOTAL
                                         -----------   --------   -----------------   ------------   ------------
Amounts at October 31, 1994  .........   6,679,200       $ 67         $45,525          $20,711       $66,303
 Net income   ........................                                                   5,912         5,912
 Dividends to shareholders   .........                                                  (1,109)       (1,109)
Common Stock issued in connection
  with acquisition of land   .........     250,000          2           2,998                          3,000
                                         ---------       ----         -------          -------      --------
Amounts at October 31, 1995  .........   6,929,200       $ 69         $48,523          $25,514       $74,106
 Net income   ........................                                                   8,495         8,495
 Dividends to shareholders   .........                                                  (1,109)       (1,109)
                                         ---------       ----         -------          -------       -------
Amounts at October 31, 1996  .........   6,929,200       $ 69         $48,523          $32,900       $81,492
 Net income   ........................                                                  13,468        13,468
 Dividends to shareholders   .........                                                  (1,109)       (1,109)
Distribution in connection with
  land purchase  .....................                                   (694)                          (694)
Common Stock issued in connection with
  employee stock bonus plan  .........       2,493                         23                             23
                                         ---------       ----         -------         -------       --------
Amounts at October 31, 1997  .........   6,931,693       $ 69         $47,852         $45,259        $93,180
                                         =========       ====         =======         ========       ========

                 See accompanying notes to consolidated financial statements.

                      ENGLE HOMES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                            (DOLLARS IN THOUSANDS)


                                                                              FOR THE YEAR ENDED OCTOBER 31,
                                                                         -----------------------------------------
                                                                           1997           1996          1995
                                                                         ------------   -----------   ------------
CASH FLOWS FROM OPERATING ACTIVITIES
 Net income  .........................................................    $  13,468     $  8,495       $   5,912
 Adjustments to reconcile net income to net cash provided by operating activities:
  Depreciation and amortization   ....................................        2,374        2,977           3,532
  Impairment loss  ...................................................        2,156        1,948
  Deferred tax (benefit) provision   .................................       (2,626)      (1,508)            154
  Employee stock compensation  .......................................           24
 Change in assets and liabilities:
  Decrease in restricted cash  .......................................        2,457          819             221
  Increase in inventories   ..........................................      (11,700)     (23,848)        (56,957)
  Decrease (increase) in other assets   ..............................        3,231       (5,396)           (822)
  Increase in mortgages held for sale   ..............................       (1,523)      (6,533)         (3,910)
  (Decrease) increase in accounts payable and accrued expenses  ......       (5,003)      12,462           2,181
  (Decrease) increase in deposits ....................................       (4,532)       2,785             929
  Increase in financial service borrowings ...........................        1,523        6,533           3,910
                                                                          ---------     --------       ---------
     Net cash required by operating activities   .....................         (151)      (1,266)        (44,850)
                                                                          ---------     --------       ---------
CASH FLOWS FROM INVESTING ACTIVITIES
 Acquisition of property and equipment  ..............................       (1,282)        (707)         (1,567)
 Proceeds from sale of property   ....................................          592        7,538
                                                                          ---------     --------       ---------
     Net cash (required) provided by investing activities ............         (690)       6,831          (1,567)
                                                                          ---------     --------       ---------
CASH FLOWS FROM FINANCING ACTIVITIES
 Increase in borrowings  .............................................       47,510       94,872         105,955
 Repayment of borrowings .............................................      (47,563)     (90,209)        (57,929)
 Distribution to shareholders  .......................................       (1,803)      (1,109)         (1,109)
                                                                          ---------     --------       ---------
     Net cash (required) provided by financing activities ............       (1,856)       3,554          46,917
                                                                          ---------     --------       ---------
NET (DECREASE) INCREASE IN CASH   ....................................       (2,697)       9,119             500
CASH AT BEGINNING OF PERIOD ..........................................       18,262        9,143           8,643
                                                                          ---------     --------       ---------
CASH AT END OF PERIOD ................................................    $  15,565     $ 18,262       $   9,143
                                                                          =========     ========       =========
Supplemental disclosure of cash flow information
 Interest paid  ......................................................    $  15,623     $ 15,293       $  14,915
                                                                          =========     ========       =========
 Income taxes paid ...................................................    $  10,324     $  4,902       $   3,407
                                                                          =========     ========       =========

          See accompanying notes to consolidated financial statements.

                      ENGLE HOMES, INC. AND SUBSIDIARIES

                         NOTES TO FINANCIAL STATEMENTS


NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


BASIS OF PRESENTATION AND BUSINESS:


     Engle Homes, Inc. and subsidiaries ("the Company") is engaged principally in the construction and sale of residential homes and land development. The Company's primary market is Florida with divisions in Dallas, Texas; Denver, Colorado; Virginia and Maryland; Raleigh, North Carolina; Phoenix, Arizona and Atlanta, Georgia. Ancillary products and services to its residential home building include land sales to other builders, origination and sale of mortgage loans and title services. The consolidated financial statements include the accounts of the Company and all subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.


PREPARATION OF FINANCIAL STATEMENTS:


     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


ASSET IMPAIRMENTS:


     During fiscal 1996, the Company adopted Financial Accounting Standard Statement No. 121 entitled "Accounting for the Impairment of Long-Lived Assets to be Disposed of" which was not significantly different from the Company's previous asset impairment accounting policy. The Company periodically reviews the carrying value of certain of its assets in relation to historical results, current business conditions and trends to identify potential situations in which carrying value of assets may not be recoverable. If such reviews indicate that the carrying value of such assets may not be recoverable, the Company would estimate the undiscounted sum of the expected cash flows of such assets to determine if such sum is less than the carrying value of such assets to ascertain if a permanent impairment exists. If a permanent impairment exists, the Company would determine the fair value by using quoted market prices, if available for such assets, or if quoted market prices are not available, the Company would discount the expected future cash flows of such assets.


CASH:


     Unrestricted cash includes amounts in transit from title companies for home closings and highly liquid investments with an initial maturity of three months or less.


     Restricted cash consists of amounts held in escrow as required by purchase contracts or by law for rental security deposits and compensating balances for various letters of credit.


INVENTORIES:


     Inventories are stated at the lower of cost or fair value. Inventories under development or held for development are stated at an accumulated cost unless such cost would not be recovered from the cash flows generated by future disposition. In this instance, such inventories are measured at fair value.


     Interest, real estate taxes and similar development costs are capitalized to land and construction costs during the development and construction period and are amortized to costs of sales as closings occur.

                      ENGLE HOMES, INC. AND SUBSIDIARIES

NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

PROPERTY AND EQUIPMENT, DEPRECIATION AND AMORTIZATION:


     Property and equipment are stated at cost. Depreciation and amortization are provided over the assets' estimated useful lives ranging from 18 months to 30 years, primarily on the straight-line method. Loan costs are deferred and amortized over the term of the outstanding borrowings.


GOODWILL:


     The Company has classified as goodwill, the excess of cost over the fair value of the net assets of companies acquired in purchase transactions. Goodwill is being amortized on a straight line method over 20 years. Amortization charged to operations annually amounted to $336,550 in fiscal 1997, 1996, and 1995 respectively.


REVENUE RECOGNITION:


     Revenues and profits from sales of commercial and residential real estate and related activities are recognized when closings have occurred and the purchaser has made a minimum down payment and other criteria for sale and profit recognition are satisfied in accordance with generally accepted accounting principles governing profit recognition for real estate transactions.


SELLING AND MARKETING:


     Certain selling and marketing costs associated with residential projects are deferred and amortized as closings related to those sales occur and revenue is recognized. The deferred selling and marketing amount was $1,300,000 at October 31, 1997. The Company amortized selling and marketing costs of $27,800,000, $22,100,000 and $15,600,000 in 1997, 1996 and 1995, respectively.


INCOME TAXES:


     The Company accounts for income taxes under the asset and liability method in accordance with Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes."


EARNINGS PER SHARE:


     Net income per share is based on the weighted average number of shares of Common Stock outstanding during each year, after giving effect to the stock splits, convertible debt and stock options described in Notes 5 and 6. Such computations are further adjusted for fully diluted purposes by assuming conversion of the $30,000,000 7% Convertible Subordinated Notes and elimination of related interest amortized net of taxes during the period, resulting in an increase in net income of $1,114,000, $1,071,000 and $854,905 for the years ended October 31, 1997, 1996 and 1995 respectively.


FINANCIAL INSTRUMENTS:


     The fair value of financial instruments is determined by reference to various market data and other valuation techniques as appropriate, unless otherwise disclosed, the fair values of financial instruments approximate their recorded values.

                      ENGLE HOMES, INC. AND SUBSIDIARIES

NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

STOCK BASED COMPENSATION:


     On October 23, 1995, the Financial Accounting Standards Board issued a SFAS No. 123, "Accounting for Stock-Based Compensation," which is effective for financial statements for fiscal years beginning after December 15, 1995. Statement No. 123 provides a fair value method of accounting for stock-based compensation arrangements rather than the intrinsic value based method contained in APB Opinion No. 25. The Statement does not require an entity to adopt the new fair value based method for the purpose of preparing its basic financial statements. Entities that retain the APB Opinion No. 25 method of accounting will be required to display in the footnotes pro forma net income and earnings per share information as if the fair value based method had been adopted. The Company currently does not intend to adopt the Fair-Value Method provided in Statement No. 123.


NEW ACCOUNTING PRONOUNCEMENTS:


     Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings per Share," issued in February 1997, replaces the current methodology for calculating and presenting earnings per share. Under SFAS No. 128, primary earnings per share will be replaced with a presentation of basic earnings per share and fully diluted earnings per share will be replaced with diluted earnings per share. Basic earnings per share excludes dilution and is computed by dividing income available to common shares outstanding for the period by the weighted average number of shares of common stock outstanding. Diluted earnings per share is computed similarly to fully diluted earnings per share in accordance with APB Opinion No. 15. The Statement will be effective for financial statements issued by the Company after December 15, 1997. The impact of SFAS No. 128 is not expected to be material.


     SFAS No. 130, "Reporting Comprehensive Income," establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS No. 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements.


     SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which supersedes SFAS No. 14, Financial Reporting for Segments of a Business Enterprise, establishes standards for the way that public enterprises report information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosures regarding products and services, geographic areas and major customers. SFAS No. 131 defines operating segments as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate the resources and in assessing performance.


     Both SFAS No. 130 and No. 131, issued in June 1997, are effective for financial statements for periods beginning after December 15, 1997 and require comparative information for earlier years to be restated. Due to the recent issuance of these standards, management has been unable to fully evaluate the impact, if any, they may have on future financial statement disclosures.

                      ENGLE HOMES, INC. AND SUBSIDIARIES

NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

FINANCIAL STATEMENT RECLASSIFICATIONS:


     Certain amounts reflected in the consolidated financial statements for the years ended October 31, 1996 and 1995 have been reclassified to conform to the presentation for the year ended October 31, 1997.


NOTE 2--INVENTORIES


     Inventories consist of (dollars in thousands):

                                                              OCTOBER 31,
                                                         ----------------------
                                                           1997         1996
                                                         ----------   ---------
   Land and improvements for residential homes under
    development   ....................................   $180,899      $161,590
   Residential homes under construction   ............     46,049        55,715
   Land zoned for commercial development  ............      1,780         1,780
   Investment in unconsolidated joint ventures  ......      1,380         1,479
                                                         --------      --------
   ...................................................   $230,108      $220,564
                                                         ========      ========

     The investment in the unconsolidated joint venture consists of land purchased in connection with a joint venture with US Home. Each company maintains a fifty percent (50%) interest in the venture. The land is being developed by the joint venture and then transferred to each joint venture partner at the venture's cost. The Company and US Home separately market and build the homes.


     Included in inventory is the following (dollars in thousands):


                                                            FOR THE YEAR ENDED OCTOBER 31,
                                                       -----------------------------------------
                                                         1997           1996          1995
                                                       ------------   ------------   -----------
   Interest capitalized, beginning of period  ......    $  16,821      $  13,092      $  6,246
   Interest incurred and capitalized ...............       15,623         15,272        13,750
   Interest amortized to cost of sales  ............      (16,066)       (11,543)       (6,904)
                                                        ---------      ---------      --------
   Interest capitalized, end of period  ............    $  16,378      $  16,821      $ 13,092
                                                        =========      =========      ========

     Included in the cost of sales-homes during the years ended October 31, 1997 and 1996, are impairment losses of $2.2 million and $1.9 million, respectively, to reduce certain projects under development to fair value.


NOTE 3--PROPERTY AND EQUIPMENT (dollars in thousands)

                                                   OCTOBER 31,
                                            -------------------------
                                             1997          1996
                                            -----------   -----------
   Commercial properties  ...............    $  1,041      $  1,825
   Other property and equipment .........       3,835         4,756
                                             --------      --------
                                                4,876         6,581
   Less: accumulated depreciation  ......      (2,253)       (2,982)
                                             --------      --------
                                             $  2,623      $  3,599
                                             ========      ========

     During fiscal 1996, the Company sold three commercial properties, a 38,000 square foot shopping plaza and a 60,000 square foot mixed use office building, both located in Boca Raton, Florida, and a 95 unit rental apartment complex in Orlando, Florida.

                      ENGLE HOMES, INC. AND SUBSIDIARIES

NOTE 4--FINANCIAL SERVICES


     The Company operates two financial services subsidiaries: a full service mortgage company and a title company.

     The mortgage company's activities include the origination, sale and servicing of residential mortgages. The mortgage company has established an $18.0 million line of credit at prime minus .25% (8.25% at October 31, 1997), expiring April 1998, to finance mortgage originations. As of October 31, 1997, the balance outstanding under the line of credit was approximately $14.5 million. Management does not anticipate that such expanded operations will significantly impact the Company's liquidity because the originated mortgages are sold within a short period of time after their origination to qualified investors. The following is a summary of the mortgage company's results of operations and financial position:


PREFERRED HOME MORTGAGE COMPANY
INCOME STATEMENT INFORMATION
(dollars in thousands)

                                            FOR THE YEAR ENDED OCTOBER
                                                        31,
                                           -----------------------------
                                            1997       1996       1995
                                           --------   --------   -------
   REVENUES
    Loan origination fees   ............    $3,556     $3,041    $1,551
    Interest ...........................       577        494       134
                                            ------     ------    ------
   TOTAL REVENUES  .....................     4,133      3,535     1,685
                                            ------     ------    ------
   COSTS AND EXPENSES ..................
    General and administrative .........     1,724      1,716       982
    Interest ...........................       570        514       174
    Application processing costs  ......       566        512       208
                                            ------     ------    ------
   TOTAL EXPENSES  .....................     2,860      2,742     1,364
                                            ------     ------    ------
   INCOME BEFORE TAXES   ...............    $1,273     $  793    $  321
                                            ======     ======    ======

                      ENGLE HOMES, INC. AND SUBSIDIARIES

NOTE 4--FINANCIAL SERVICES--(CONTINUED)

PREFERRED HOME MORTGAGE COMPANY
BALANCE SHEET INFORMATION
(dollars in thousands)

                                                            OCTOBER 31,
                                                        --------------------
                                                         1997        1996
                                                        ---------   --------
   ASSETS
   CASH .............................................   $   102      $   106
   MORTGAGE LOANS HELD FOR SALE .....................    14,529       13,006
   MORTGAGE LOANS RECEIVABLE ........................       171          360
   OTHER   ..........................................       559          655
   ADVANCES TO PARENT (a) ...........................     1,877          331
                                                        -------      -------
     TOTAL ASSETS   .................................   $17,238      $14,458
                                                        =======      =======
   LIABILITIES AND EQUITY
   ACCOUNTS PAYABLE .................................   $    66      $    82
   NOTES PAYABLE ....................................    14,529       13,006
                                                        -------      -------
     TOTAL LIABILITIES ..............................    14,595       13,088
   SHAREHOLDERS' EQUITY   ...........................     2,643        1,370
                                                        -------      -------
   TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY  ......   $17,238      $14,458
                                                        =======      =======

----------------
(a) Certain intercompany transactions and balances are eliminated in consolidation and have no effect on consolidated earnings or equity.


NOTE 5--BORROWINGS (dollars in thousands)

     Borrowings consist of:

                                                                              OCTOBER 31,
                                                                         ----------------------
                                                                           1997         1996
                                                                         ----------   ---------
   Acquisition and development loans from banks, payable through
    1999, with interest at floating rates (8.75% at October 31, 1997),
    collateralized by inventories ....................................   $ 13,357      $ 24,907
   Purchase money mortgages, collateralized by inventories   .........                    1,624
   Revolving construction loans from banks, payable through 2000 with interest at floating rates (8.15% to 9.00% at October 31,
    1997), collateralized by inventories   ...........................     68,622        55,541
   Other  ............................................................         85            45
                                                                         --------      --------
   Borrowings   ......................................................   $ 82,064        82,117
   Senior Notes due December 15, 2000 with interest at a fixed rate
    of 11-3/4% payable semi-annually .................................   $ 40,000      $ 40,000
   Convertible Subordinated Notes due March 1, 2003 with interest
    at a fixed rate of 7% payable semi-annually  .....................   $ 30,000      $ 30,000
                                                                         --------      --------
                                                                         $152,064      $152,117
                                                                         ========      ========

     On February 22, 1993, the Company sold $30,000,000 of 7% Convertible Subordinated Notes Due 2003 (the "Notes"). The Notes are convertible into Common Stock at a conversion price of $14.00 per share and are redeemable in whole or in part, at the option of the Company on or after April 1, 1996.

                      ENGLE HOMES, INC. AND SUBSIDIARIES

NOTE 5--BORROWINGS--(CONTINUED)

     In October 1997, the Company announced the early redemption of $15 million of the Notes. The redemption is anticipated to be completed in November 1997 at a redemption price of $1,042.50 per $1,000 (face value) of Notes.

     The Company's loan agreements include covenants, including restrictions on the Company's ability to pay dividends (no more than 50% of net income after taxes for each fiscal year). Certain of such loans also require that the principal shareholders continue to beneficially own a majority of the Company's outstanding Common Stock and provide that the lender may, at its option, accelerate such loans as a result of, among other things, mergers with other entities. In addition, the Convertible Subordinated Notes and the Senior Notes are guaranteed by all of the Company's subsidiaries on a full, unconditional, joint and several basis. The financial statements of the subsidiary guarantors are omitted as management has determined that they would not be material to investors.


Maturities of borrowings are as follows:


YEAR ENDED OCTOBER 31,
----------------------
1998   ...........................       4,424
1999   ...........................      42,004
2000   ...........................      74,173
2001   ...........................          --
Thereafter   .....................      31,463
                                      --------
                                      $152,064
                                      ========

     The Company has approximately $18,921,000 available for future borrowings under various acquisition and development related borrowing arrangements at October 31, 1997.

     As of October 31, 1997, the outstanding principal amount of 7% Convertible Subordinated Notes and 11-3/4% Senior Notes were $30,000,000 and $40,000,000, respectively. The aggregate fair market value of the notes, based upon their quoted market price as of October 31, 1997, was approximately $75,610,000. All other borrowings, due to their relative short-term maturity, approximate fair market value as of October 31, 1997.


NOTE 6--STOCK-BASED COMPENSATION

     At October 31, 1997, the Company has a fixed stock option plan which is described below. The Company applies APB Opinion 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for the plan. Under APB Opinion 25, if the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation is recognized.

     Under the plan, options were authorized to be granted to purchase 850,000 common shares at not less than the fair market value at the date of grant. Options expire ten years from the date of grant.

     FASB Statement 123, Accounting for Stock-Based Compensation, requires the Company to provide proforma information regarding net income and net income per share as if compensation cost for the Company's stock option plan had been determined in accordance with the fair-value based method prescribed in FASB Statement 123. There were no options granted during the year ended October 31, 1997 and options to purchase 5,000 shares were granted during the year ended October 31, 1996. The Company's pro forma net income and income per share under the accounting provisions of FASB Statement 123 did not materially differ from the reported amounts.

                      ENGLE HOMES, INC. AND SUBSIDIARIES

NOTE 6--STOCK-BASED COMPENSATION--(CONTINUED)

     A summary of the status of the Company's fixed stock option plan as of October 31, 1997 and 1996, and changes during the years then ended on those dates are presented below:


                                                  AS OF OCTOBER 31, 1997            AS OF OCTOBER 31, 1996
                                              ------------------------------   --------------------------------
                                                          WEIGHTED AVERAGE                    WEIGHTED AVERAGE
                                               SHARES      EXERCISE PRICE       SHARES         EXERCISE PRICE
                                              ---------   ------------------   ------------   -----------------
   Outstanding at beginning of year  ......   606,500           $10.76           624,000           $ 10.80
   Granted   ..............................        --               --             5,000           $  9.00
   Exercised ..............................        --               --                --                --
   Forfeited ..............................        --               --           (22,500)          $ 11.50
   Outstanding at end of year  ............   606,500           $10.76           606,500           $ 10.76
                                              -------           ------           -------           -------
   Options exercisable at year-end   ......   502,000           $11.10           387,200           $ 11.20
   Weighted average fair value of options
    granted during the year ...............        --               --             5,000           $  9.00

     The following table summarizes information about fixed stock options outstanding at October 31, 1997:


                           OPTIONS OUTSTANDING                                     OPTIONS EXERCISABLE
--------------------------------------------------------------------------   -------------------------------
                       NUMBER         WEIGHTED AVERAGE       WEIGHTED          NUMBER           WEIGHTED
     RANGE OF        OUTSTANDING         REMAINING           AVERAGE         EXERCISABLE        AVERAGE
 EXERCISE PRICES     AT 10/31/97      CONTRACTUAL LIFE    EXERCISE PRICE     AT 10/31/97     EXERCISE PRICE
------------------   -------------   ------------------   ----------------   -------------   ---------------
  $9.00 - $11.50       606,500            5 years              $10.76          502,000           $11.10

     During fiscal 1997 the Company established the 1997 Performance Bonus Plan (the "Bonus Plan"). The Bonus Plan provides for the issuance of up to 25,000 shares at "Fair Market Value" to certain management employees. The Company issued 2,493 shares valued at approximately $24,000 during fiscal 1997.


NOTE 7--INCOME TAXES

     The income tax provision in the consolidated statements of income consists of the following components (dollars in thousands) :


                        FOR THE YEAR ENDED OCTOBER 31,
                      -----------------------------------
                       1997          1996          1995
                      -----------   -----------   -------
   Current:
    Federal  ......    $  9,467      $  5,734     $2,952
    State .........       1,589           981        518
                       --------      --------     ------
                       $ 11,056      $  6,715     $3,470
                       --------      --------     ------
   Deferred:
    Federal  ......      (2,250)       (1,288)       132
    State .........        (375)         (221)        22
                       --------      --------     ------
                         (2,625)       (1,509)       154
                       --------      --------     ------
     Total   ......    $  8,431      $  5,206     $3,624
                       ========      ========     ======

     The provision for income taxes was different from the amount computed by applying the statutory rate due to the effect of state income taxes.

                      ENGLE HOMES, INC. AND SUBSIDIARIES

NOTE 7--INCOME TAXES--(CONTINUED)

     Temporary differences which gave rise to deferred income tax assets and liabilities at October 31, 1997 and 1996 were as follows (dollars in thousands):


                                                                           OCTOBER 31,
                                                                    --------------------------
                                                                      1997          1996
                                                                    ------------   -----------
   Deferred tax liabilities:
    Differences in reporting selling and marketing costs for tax
     purposes....................................................    $    818       $ 1,185
    Other  ......................................................          97            68
                                                                     --------       -------
    Gross deferred tax liabilities ..............................    $    915       $ 1,253
   Deferred tax assets:
    Inventory ...................................................       2,822           913
    Property and equipment   ....................................         384           534
    Income recognized for tax purposes and deferred for financial
      reporting purposes  .......................................         885           356
                                                                     --------       -------
   Gross deferred tax assets ....................................       4,091         1,803
                                                                     --------       -------
   Net deferred tax asset .......................................    $ (3,176)      $  (550)
                                                                     ========       =======

NOTE 8--COMMITMENTS AND CONTINGENCIES

     The Company is subject to the normal obligations associated with entering into contracts for the purchase, development and sale of real estate in the routine conduct of its business. The Company is committed under various letters of credit to perform certain development activities, deposits on land and lot purchase contract deposits. Outstanding letters of credit and performance bonds under these arrangements totaled approximately $29.2 million at October 31, 1997.

     During fiscal 1996, the Company entered into an agreement for the sale and leaseback of the Company's office/retail complex located at the Company's headquarters in Boca Raton, Florida. The sales price was $8,000,000, which approximated the carrying amount. The lease is classified as an operating lease in accordance with Statement of Financial Accounting Standards No. 13, "Accounting for Leases."


     The Company and its subsidiaries occupy certain facilities under lease arrangements. Rent expense, net of sublease income, amounted to $293,541, $302,582, and $202,888 in fiscal 1997, 1996, and 1995, respectively. Future minimum rental commitments for operating leases with non-cancelable terms in excess of one year are $800,000 per year through 2006. Sublease income is derived primarily from tenants occupying space under month-to-month and annual leases.


     The Internal Revenue Service is in the process of reviewing the Company's tax returns for the years 1994 through 1996. While the Company cannot be certain of the results of these audits, it believes that adjustments, if any, will not be material.


     The Company is involved, from time to time, in litigation arising in the ordinary course of business, none of which is expected to have a material adverse effect on the Company's consolidated financial position or results of operations.


     The Company, as well as the homebuilding industry in general, may be adversely affected during periods of high inflation, primarily because of higher land and construction costs. In addition, higher

                      ENGLE HOMES, INC. AND SUBSIDIARIES

NOTE 8--COMMITMENTS AND CONTINGENCIES--(CONTINUED)

mortgage interest rates may significantly affect the affordability of permanent mortgage financing to prospective purchasers. Inflation also increases the Company's interest costs and costs of labor and materials. The Company attempts to pass through to its customers any increases in its costs through increased selling prices and, to date, inflation has not had a material adverse effect on the Company's results of operations. However, there is no assurance that inflation will not have a material adverse impact on the Company's future results of operations.

     The Company's operations are interest rate sensitive. Overall housing demand is adversely affected by increases in interest costs. If mortgage interest rates increase significantly, this may negatively impact the ability of a home buyer to secure adequate financing and may adversely affect the carrying value of inventory. Such results of higher interest rates may result in adversely affecting the Company's revenues, gross margins and net income.


NOTE 9--DEFERRED COMPENSATION PLAN

     The Company has a defined contribution plan established pursuant to
Section 401(k) of the Internal Revenue Code. Employees contribute to the plan a percentage of their salaries, subject to certain dollar limitations, and the Company matches a portion of the employees' contributions. The Company's contribution to the plan for the years ended October 31, 1997, 1996, and 1995 amounted to $93,000, $61,000 and $66,000, respectively.


NOTE 10--SUMMARIZED FINANCIAL INFORMATION


     The securities that may be issued under a debt offering contemplated by the Company will be guaranteed by all of the Company's subsidiaries on a full, unconditional, joint and several basis. The financial statements of the subsidiary guarantors are omitted as management has determined that separate financial statements and other disclosures concerning the subsidiaries are not material to investors.


     Summarized financial information of guarantor subsidiaries are as follows (dollars in thousands):

                                                         FOR THE YEAR ENDED OCTOBER 31,
                                                       -----------------------------------
                                                         1997         1996         1995
                                                       ----------   ----------   ---------
   Inventory .......................................   $194,847     $204,200      $178,407
   Total assets ....................................    247,966      239,402       215,204
   Borrowings   ....................................     51,346       50,098        50,563
   Total liabilities  ..............................    146,817      155,045       154,241
   Revenues from the sales of homes and land  ......    339,198      282,773       198,598
   Total revenues  .................................    378,996      293,103       205,209
   Cost of sales homes and land   ..................    293,884      241,518       167,955
   Net income   ....................................     10,230       11,341         8,861

                      ENGLE HOMES, INC. AND SUBSIDIARIES

NOTE 11--QUARTERLY RESULTS FOR 1997 AND 1996 (UNAUDITED)

     Quarterly results for the years ended October 31, 1997 and 1996 follow:

     (dollars in thousands, except per share data):


1997                                                              1ST QUARTER     2ND QUARTER     3RD QUARTER     4TH QUARTER
----                                                             -------------   -------------   -------------   ------------
   Revenues ...................................................     $100,108        $105,120        $107,125        $112,942
   Income before income taxes .................................        4,618           4,999           5,856           6,426
   Net Income..................................................        2,840           3,074           3,602           3,952
   Net income per share
    Primary ...................................................         0.41            0.44            0.52            0.56
    Fully diluted .............................................         0.34            0.36            0.43            0.46
   Shares used in earnings per share
    calculation:
    Primary ...................................................        6,989           6,962           6,963           7,047
    Fully diluted .............................................        9,132           9,105           9,106           9,246

1996
----
   Revenues ...................................................     $ 60,050        $ 76,034        $ 90,393        $105,611
   Income before income taxes .................................        1,306           3,304           3,990           5,101
   Net Income..................................................          810           2,048           2,474           3,163
   Net income per share
    Primary ...................................................         0.12            0.29            0.35            0.44
    Fully diluted .............................................         0.11            0.25            0.30            0.38
   Shares used in earnings per share
    calculation:
    Primary ...................................................        6,989           7,037           7,120           7,108
    Fully Diluted .............................................        9,132           9,180           9,263           9,251

     Quarterly and year-to-date computation of per share amounts are made independently. Therefore, the sum of per share amounts for the quarters may not agree with per share amounts for the year.


NOTE 12--NON-CASH INVESTING AND FINANCING ACTIVITIES


     During fiscal 1996 the Company sold certain commercial properties in exchange for cash of $7.5 million and notes receivable of $3.9 million.


     During fiscal 1995 the Company purchased land valued at $3.0 million in exchange for 250,000 restricted shares of Common Stock with a minimum guaranteed price of $12.00 a share. In connection with this transaction, the Company recorded a deferred tax liability of $280,000 representing the differential in the basis of the land for financial reporting and tax reporting purposes. During fiscal 1997, the Company paid the seller approximately $694,000 in connection with the guarantee. The guarantee expired during fiscal 1997.

================================================================================
 NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN, AND, IF GIVEN OR
MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING
BEEN AUTHORIZED BY THE COMPANY OR BY ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THOSE TO WHICH IT RELATES IN ANY STATE TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH STATE. THE DELIVERY OF THIS PROSPECTUS AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.


                          --------------------------
                               TABLE OF CONTENTS

                                                PAGE
                                              ----------
Prospectus Summary ........................        3
Risk Factors ..............................        9
Use of Proceeds ...........................       12
Price Range of Common Stock ...............       13
Dividend Policy ...........................       13
Capitalization  ...........................       14
Selected Consolidated Financial and
   Operating Data  ........................       15
Management's Discussion and
   Analysis of Financial Condition
   and Results of Operations   ............       17
Business  .................................       23
Management   ..............................       30
Description of Capital Stock   ............       32
Description of Certain Indebtedness  ......       33
Shares Eligible for Future Sale   .........       35
Underwriting ..............................       36
Legal Matters   ...........................       37
Experts   .................................       37
Available Information .....................       37
Incorporation of Certain Documents
   by Reference ...........................       38
Index to Consolidated Financial
   Statements   ...........................       F-1

================================================================================


================================================================================

                               2,700,000 SHARES



                               ENGLE HOMES, INC.


                                 COMMON STOCK


                               [ENGLE HOMES LOGO]


                               -----------------

                              P R O S P E C T U S

                                JANUARY 28, 1998

                               -----------------

                              SALOMON SMITH BARNEY

                           JEFFERIES & COMPANY, INC.

                               SOUTHEAST RESEARCH
                                 PARTNERS, INC.
================================================================================